This Instrument Prepared By:
Stanley A. Gravenmier, Esquire
DEAN, MEAD, EGERTON, BLOODWORTH,
 CAPOUANO & BOZARTH, P.A.
Post Office Box 2346
Orlando, Florida 32802-2346
(407) 841-1200

MORTGAGE AND SECURITY AGREEMENT

THIS MORTGAGE AND SECURITY AGREEMENT (the "Mortgage") is made and delivered as of this 28ᵗʰ day of June , 2011, between INDIGO DEVELOPMENT LLC, a Florida limited liability company, CONSOLIDATED-TOMOKA LAND CO., a Florida corporation, INDIGO CLERMONT LLC, a Florida limited liability company, INDIGO SANFORD LLC, a Florida limited liability company, and INDIGO GROUP LTD., a Florida limited partnership (collectively, the "Mortgagor"), whose address is 1530 Cornerstone Blvd., Suite 100, Daytona Beach, Florida 32117, CONSOLIDATED-TOMOKA LAND CO., a Florida corporation (the "Borrower"), whose address is 1530 Cornerstone Blvd., Suite 100, Daytona Beach, Florida 32117, and SUNTRUST BANK (the "Mortgagee"), whose address is 200 South Orange Avenue, Orlando, Florida 32801.

W I T N E S S E T H:

WHEREAS, Borrower is indebted (the "indebtedness") to Mortgagee in the principal sum of THIRTY MILLION SEVEN HUNDRED EIGHTY-FOUR THOUSAND SIX HUNDRED FORTY-NINE DOLLARS and FIFTY-SIX CENTS ($30,784,649.56), together with interest thereon, as evidenced by (i) that certain Renewal Increase Revolving Line of Credit Note of even date herewith in the amount of $25,000,000.00 (the "RLOC Note"), and (ii) that certain Promissory Note dated July 1, 2002 in the original amount of $8,000,000.00, with a current outstanding principal balance of $5,784,649.56 (the "Term Note"), both executed by

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NOTICE TO RECORDER: THIS MORTGAGE AND SECURITY AGREEMENT IS PART OF A MULTIPLE COUNTY MORTGAGE TRANSACTION AND DUPLICATE ORIGINALS OR CERTIFIED COPIES OF THIS MORTGAGE ARE BEING RECORDED IN THE PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, INDIAN RIVER COUNTY, FLORIDA, LAKE COUNTY, FLORIDA, LEON COUNTY, FLORIDA, ORANGE COUNTY, FLORIDA, OSCEOLA COUNTY, FLORIDA, AND SEMINOLE COUNTY, FLORIDA. ALL DOCUMENTARY STAMPS AND INTANGIBLE TAXES DUE IN CONNECTION WITH THE MORTGAGE AND THE NOTE ARE BEING PAID IN FULL UPON RECORDATION OF THE DUPLICATE ORIGINAL OF THIS INSTRUMENT IN THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA. ATTACHED AS EXHIBIT "A" IS AN EXPLANATION OF THE CALCULATION OF THE DOCUMENTARY STAMP TAXES AND INTANGIBLE TAX.
00598820v5

Borrower and delivered to Mortgagee. The RLOC Note and the Term Note are collectively referred to herein as the "Note".

NOW, THEREFORE, in consideration of the premises and in order to secure (a) the payment of (i) the principal, interest and any other sums whatsoever payable at any time on the Note, (ii) any indebtedness, liabilities or obligations, now existing or hereafter arising, due or to become due, absolute or contingent, of the Mortgagor or Borrower to the Mortgagee under any agreement (including terms and conditions incorporated by reference therein) which is (A) a rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap, bond option, interest rate option, foreign exchange agreement, rate cap agreement, rate floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option, or any similar agreement related to this transaction (including any option to enter into any of the foregoing); (B) any combination of the foregoing; or (C) a master agreement for any of the foregoing (together with all supplements and schedules thereto and all amendments, modifications or replacements thereof, the "Financial Contract") entered into with the Mortgagee or any of its affiliates, and (iii) any of the other obligations of the Mortgagor to the Mortgagee under this Mortgage, any of the other documents and instruments executed by the Mortgagor in connection with the loan secured hereby, or otherwise, and (b) the performance and observance of all of the provisions hereof and of said Note and such other indebtedness, liabilities and obligations (collectively, the "Liabilities"), Mortgagor does hereby grant, bargain, sell, alien, remise, release, convey, assign, transfer, mortgage, hypothecate, pledge, deliver, set over, warrant and confirm unto Mortgagee, its successors and assigns forever:

THE MORTGAGED PROPERTY

(A)   The Land. All the land located in various counties in the State of Florida more particularly described in Exhibit "B", attached hereto and incorporated herein (the "Land").

(B)   Appurtenances. The benefit of all easements, privileges, hereditaments and other rights of any nature whatsoever, if any, appurtenant to the Land or the Improvements, or both, the benefit of all rights-of-way, strips and gores of land, streets, alleys, passages, drainage rights, sewer rights, rights of ingress and egress to the Land and all adjoining property, and any improvements now or hereafter located thereon, water rights and powers, oil, gas, mineral and riparian rights, whether now existing or hereafter arising, together with the reversion or reversions, remainder or remainders, rents, issues, incomes and profits of any of the foregoing (the "Appurtenances").

(C)   Improvements. All buildings, structures, betterments and other improvements of any nature, now or hereafter situated in whole or in part upon the Land or the Appurtenances, regardless of whether physically affixed thereto or severed or capable of severance therefrom (the "Improvements").

(D)   Tangible Property. All of Mortgagor's right, title and interest, if any, in and to all fixtures, equipment and tangible personal property of any nature whatsoever that is now or hereafter (i) attached or affixed to the Land or the Improvements, or both, or (ii) situated upon or about the Land or the Improvements, or both, regardless of whether physically affixed thereto or severed or capable of severance therefrom, or (iii) regardless of where situated, if used, usable or intended to be used in connection with any present or future use or operation of or upon the Land. The foregoing includes: all heating, air conditioning, lighting, incinerating and power equipment, all engines, compressors, pipes, pumps, tanks, motors, conduits, wiring, and switchboards; all plumbing, lifting, cleaning, fire prevention, fire extinguishing, refrigerating, ventilating, and communication apparatus; all boilers, furnaces, oil burners, vacuum cleaning systems, elevators and escalators, all stoves, ovens, ranges, disposal units, dishwashers, water heaters, exhaust systems, refrigerators, cabinets, and partitions: all rugs, draperies and carpets; all laundry equipment; all building materials, all furniture, furnishings, office equipment; and office supplies; and all additions, accessions, renewals, replacements and substitutions of any or all of the foregoing. The items of property encumbered by this paragraph are jointly and severally called the "Tangible Property" in this Mortgage.

(E)   Incomes. All rents, issues, incomes and profits in any manner arising from the Land, Improvements or Tangible Property, or any combination, including Mortgagor's interest in and to all leases, licenses, franchises and concessions of or relating to all or any portion of the Land, Improvements or Tangible Property, whether now existing or hereafter made, including all amendments, modifications, replacements, substitutions, extensions, renewals or consolidations; but reserving to Mortgagor in the manner provided by this Mortgage the right to collect and retain all such rents, issues, incomes and profits until Mortgagor's default under this Mortgage. The items of property encumbered by this subparagraph are jointly and severally called the "Rents" in this Mortgage.

The foregoing provisions hereof shall constitute an absolute and present assignment of the Rents, income and other benefits from the Mortgaged Property described in (A), (B), (C), (D) and (E) above, subject, however, to the conditional permission given to the Mortgagor to collect and use such Rents, income and other benefits as hereinabove provided; and the existence or exercise of such right of the Mortgagor shall not operate to subordinate this assignment to any subsequent assignment, in whole or in part, by the Mortgagor, and any such subsequent assignment by the Mortgagor shall be subject to the rights of the Mortgagee hereunder.

(F)   Secondary Financing. All of Mortgagor's right, power and privilege to further encumber (except in favor of the Mortgagee) any of the Mortgaged Property described in this paragraph for debt, it being intended by this provision to divest Mortgagor of the power to encumber or to grant a security interest to any person or entity except Mortgagee in any of the Mortgaged Property as security for the performance of an obligation.

(G)   Proceeds. All proceeds of the conversion, voluntary or involuntary, of any of the Mortgaged Property into cash or other liquidated claims, or that are otherwise payable for injury to or the taking or requisitioning of any such Mortgaged Property, including all insurance and condemnation proceeds as provided in this Mortgage.

(H)   Contract Rights and Accounts. All of Mortgagor's right, title and interest in and to any and all contracts, written or oral, express or implied, now existing or hereafter entered into or arising, in any matter related to the improvement, use, operation, sale, conversion or other disposition of any interest in the Land, Appurtenances, Improvements, Tangible Property or the Rents, or any combination, including any and all deposits, prepaid items, and payments due and to become due thereunder; and including all maintenance contracts, construction contracts, service contracts, purchase orders and equipment leases entered into between Mortgagor and any third parties and including any written or oral agreement or agreements, now existing or hereafter entered into between Mortgagor and any other person or entity pertaining or relating to the purchase of all or any of the Land; but reserving to Mortgagor the use and benefit of all such contracts, deposits, prepaid items, payments and proceeds unless and until Mortgagor defaults under this Mortgage. Notwithstanding the foregoing, Mortgagee will not be bound by any of Mortgagor's obligations under any of the foregoing contracts unless and until Mortgagee elects to assume them in writing.

(I)   Name. All right, title and interest of Mortgagor in and to all trade names now or hereafter used in connection with the operation of the Land and Improvements.

(J)   Other Intangibles. All contract rights, goods, inventory, commissions, money, documents, instruments, chattel paper, accounts, and general intangibles, as such terms from time to time are defined in the Florida Uniform Commercial Code, in any manner related to the use, operation, sale, conversion or other disposition (voluntary or involuntary) of the Land, Appurtenances, Improvements, Tangible Property or Rents, including all permits, licenses, insurance policies, rights of action and other choses in action and further including all rights to funds of Mortgagor on deposit with Mortgagee. The portion of the property encumbered by this Mortgage that from time to time consists of intangible personal property, except for the Rents, is sometimes called the "Intangible Collateral" in this Mortgage.

The Land, Appurtenances, Improvements, Rents, Intangible Collateral and Tangible Property are jointly and severally called the "Mortgaged Property" in this Mortgage. Wherever used in this Mortgage, the use of the terms, "Mortgaged Property," "Rents" and "Intangible Collateral" means and includes all or any portion applicable in the context.

To have and to hold the Mortgaged Property and all parts thereof unto Mortgagee, its successors and assigns, to its own proper use and benefit forever.

PROVIDED HOWEVER, that if the Borrower shall pay or cause to be paid to the Mortgagee the indebtedness payable under the Note, executed by the Borrower and payable to the order of the Mortgagee, with interest and upon the terms as provided therein, together with all other sums advanced by the Mortgagee to or on behalf of the Borrower pursuant to the Note (including any future advances hereunder in accordance with Paragraph 4.10 of this Mortgage) or this Mortgage, or otherwise due and owing by the Borrower to the Mortgagee at any time, and any and all of the other Liabilities, including without limitation, any indebtedness, liabilities or obligations, now existing or hereafter arising, due or to become due, absolute or contingent, of the Mortgagor or Borrower to the Mortgagee under any Financial Contract, and shall perform all other covenants and conditions of the Note, all of the terms of which Note are incorporated herein by reference as though set forth fully herein, and of any modification, amendment, renewal, extension or replacement thereof, and of this Mortgage and such other Liabilities, then this Mortgage and the estate hereby created shall cease and terminate.

ARTICLE ONE
COVENANTS OF MORTGAGOR AND/OR BORROWER

Mortgagor and/or Borrower covenant and agree with Mortgagee as follows:

1.01   Performance of Note and Mortgage. Borrower shall perform, observe and comply with all provisions hereof, of the Note and of every other instrument securing the Note, and will promptly pay to Mortgagee the principal with interest thereon and all other sums required to be paid by Borrower under the Note and pursuant to the provisions of this Mortgage and of every other instrument securing the Note when payment shall become due or within applicable grace periods. All documents evidencing or securing or pertaining to the indebtedness, collectively with the Note and Mortgage, are herein called the "Loan Documents". **It is understood and agreed that the parcels described in Exhibit "B" as collectively comprising the Land are held under different ownership structures. Attached as Exhibit "C" is a listing of the ownership structures of each of said parcels. Accordingly, it is understood that the representations, warranties, liabilities and obligations of each entity comprising the Mortgagor shall relate solely to the parcel or parcels in which it has an ownership interest at the time of the execution of this instrument (as shown in the attached Exhibit "C"). Each of the entities comprising a Mortgagor are under common ownership and control with the Borrower and are benefitting from the loans secured by this Mortgage. Each acknowledges that good and adequate consideration has been given.**

1.02   General Representations, Covenants and Warranties. Mortgagor and Borrower represent, covenant and warrant to Mortgagee (which representations, warranties and covenants are true and effective as of the date hereof and at all times thereafter during the term hereof): (a) Mortgagor is seized of an indefeasible estate in fee simple in, and has good and absolute title to, the Mortgaged Property, and has good right, full power and lawful authority to mortgage and pledge the same as provided herein and Mortgagee may at all times peaceably and quietly enter upon, hold, occupy and enjoy the Mortgaged Property in accordance with the terms hereof; the Mortgaged Property is free and clear of all liens, security interests, charges and encumbrances whatsoever other than those matters specifically disclosed in writing to Mortgagee prior to the execution and delivery of this Mortgage; (b) Mortgagor will maintain and preserve the lien of this Mortgage until the indebtedness and other sums secured hereby have been paid in full; (c) Borrower and any guarantors of the indebtedness evidenced by the Note (said guarantors are herein collectively referred to as the "Guarantor") are now able to meet his or their debts as they mature, the fair market value of his or their assets exceeds his or their liabilities and no bankruptcy or insolvency proceedings are pending or contemplated by or against Mortgagor, Borrower, or any Guarantor; (d) all reports, statements and other data furnished by Mortgagor, Borrower and all Guarantors to Mortgagee in connection with the loan evidenced by the Note are true, correct and complete in all material respects and do not omit to state any fact or circumstance necessary to make the statements contained therein not misleading; (e) this Mortgage and the Note and other instruments securing the Note or otherwise executed in connection therewith are valid and binding obligations enforceable in accordance with their respective terms and the execution and delivery thereof do not contravene any contract or agreement to which Mortgagor, Borrower, or any Guarantor is a party or by which Mortgagor, Borrower, or any Guarantor or any of its or their respective properties may be bound and do not contravene any law, judgment, order, decree, rule or regulation to which Mortgagor, Borrower or any Guarantor is subject; (f) there are no actions, suits or proceedings pending, or to the knowledge of Mortgagor threatened, against or affecting Mortgagor, Borrower, or any Guarantor or the Mortgaged Property which have not been disclosed to Mortgagee; (g) all costs arising from construction of any improvements to, and the purchase of all equipment located on the Mortgaged Property have been paid for in full; (h) electric, water facilities and any other necessary utilities are, and at all times hereafter shall be, available in sufficient capacity to service the Mortgaged Property satisfactorily, and any easements necessary to the furnishing of such utility service have been obtained and duly recorded; and (i) Mortgagor, Borrower, and Guarantor are not in default under the terms of any instrument evidencing or securing any indebtedness of Mortgagor, Borrower, or Guarantor, respectively, and there has occurred no event which would, if uncured or uncorrected, constitute a default under any such instrument with the giving of notice, passage of time or both; (j) to the best of Mortgagor's knowledge, information and belief, no portion of the Mortgaged Property constitutes or contains hazardous or toxic waste products or hazardous substances as such terms are broadly defined by the most inclusive local, state and federal laws and regulations, and further including substances such as asbestos containing materials, PCB's and all petroleum derivatives or distillates, and Mortgagor has received no notice from any federal, state or local agency or department relating to Mortgagor's non-compliance with any federal, state or local law relating to hazardous or toxic wastes or hazardous substances. Mortgagor agrees to indemnify, defend, and hold Mortgagee harmless from and against any loss to Mortgagee, including without limitation attorneys' fees, incurred by Mortgagee as a result of past, present or future use, handling, storage, transportation or disposal of any hazardous or toxic waste or waste products, substances or materials on or affecting any of the Mortgaged Property.

1.03   Compliance with Laws. Mortgagor covenants and warrants that, to Mortgagor's best knowledge and belief, the Mortgaged Property and any existing use or intended use thereof by Mortgagor presently complies with and will continue throughout the term of this Mortgage to comply with all applicable restrictive covenants, applicable zoning, land use and subdivision ordinances and building codes, all applicable health and environmental laws and regulations, all laws and regulations regarding discrimination against individuals with disabilities and others, and all other applicable laws, rules and regulations. If Mortgagor receives notice from any federal, state or other governmental body that it is not in compliance with any such covenant, ordinance, code, law or regulation, Mortgagor will promptly provide Mortgagee with a copy of such notice and with a statement of Mortgagor's intended action, to bring the Mortgaged Property and Mortgagor's use thereof into compliance, and any failure by Mortgagor to bring the Mortgaged Property and Mortgagor's use thereof into compliance within all applicable time periods shall constitute a default hereunder.

1.04   Taxes and Other Charges.

1.04.1 Taxes and Assessments. Subject to the provisions of this paragraph, Mortgagor shall pay promptly when due (and before they become delinquent) all taxes (whether ad valorem, documentary, intangible, franchise, profits, or otherwise), assessments, rates, dues, charges, fees, levies, fines, impositions, liabilities, obligations and encumbrances of every kind whatsoever now or hereafter imposed, levied or assessed upon or against the Mortgaged Property or any part thereof, or upon or against this Mortgage or the indebtedness or other sums secured hereby, or upon or against the interest of Mortgagee in the Mortgaged Property, as well as all income taxes, assessments and other governmental charges levied and imposed by the United States of America or any state, county, municipality or other taxing authority upon or against Mortgagor or in respect of the Mortgaged Property or any part thereof, provided, however, that Mortgagor may in good faith, by appropriate proceeding (including, without limitation, payment of the asserted tax or assessment under protest if such payment must be made in order to contest such tax or assessment), contest the validity, applicability or amount of any asserted tax or assessment, and pending such contest Mortgagor shall not be deemed in default hereunder if, on or before the due date of the asserted tax or assessment, Mortgagor establishes an escrow acceptable to Mortgagee in an amount estimated by Mortgagee to be adequate to cover the payment of such tax or assessment with interest, costs and penalties and a reasonable additional sum to cover possible interest, costs and penalties; and, if the amount of such escrow is insufficient to pay any amount adjudged by a court of competent jurisdiction to be due, with all interest, costs and penalties thereon, Mortgagor shall pay such deficiency no later than the date such judgment becomes final. Mortgagor shall provide Mortgagee with proof of payment of said taxes within fourteen (14) days after payment thereof. For purposes of this paragraph, ad valorem real estate and personal property taxes assessed against the Mortgaged Property shall always be paid prior to the first (1st) day of April following the year with respect to which such taxes relate, e.g. real and personal property taxes for 2012 must be paid on or before March 31, 2012.

1.04.2 Construction and Other Liens. Mortgagor shall not permit or suffer any mechanic's, laborer's, materialman's, statutory, common law, or other lien (other than any lien for taxes not yet due) to be created upon the Mortgaged Property, provided, however, Mortgagor shall be permitted to remove such lien or liens pursuant to the provisions of any loan agreement executed by and between Mortgagor and Mortgagee, if any.

1.04.3 Taxes Affecting Mortgagee's Interest. If any state, federal, municipal or other governmental law, order, rule or regulation, passed subsequent to the date hereof, regulates in any manner the collecting of taxes so as to affect adversely the rights of Mortgagee, the entire balance of the indebtedness and other sums secured by the Mortgage and all interest accrued thereon shall without notice become due and payable forthwith at the option of the Mortgagee.

1.04.4 <u>Tax Escrow</u>. In order to secure the performance and discharge of Mortgagor's obligations under this paragraph 1.04, but not in lieu of such obligations, Mortgagor will, at Mortgagee's option, pay over to Mortgagee an amount equal to one-twelfth (1/12) of the next maturing annual ad valorem taxes, assessments and charges (which charges for purposes of this paragraph shall include, without limitation, water, sewer and waste collecting charges) of the nature described in paragraph 1.04.1 for each month that has elapsed since the last date to which such taxes, assessments and charges were paid; and Mortgagor will, in addition, pay over to Mortgagee together with each installment on the Note sufficient funds (as estimated from time to time by the Mortgagee in its discretion) to permit Mortgagee to pay when due said taxes, assessments and charges. Upon demand by Mortgagee, Mortgagor shall deliver to Mortgagee such additional monies as are required to make up any deficiencies in the amount necessary to enable Mortgagee to pay such taxes, assessments and similar charges. Such deposits shall not be, nor be deemed to be, trust funds but may be commingled with the general funds of Mortgagee, and no interest shall be payable in respect thereof. Notwithstanding anything above to the contrary, no such escrow will be required absent the existence of an event of default.

1.04.5 <u>No Credit Against the Indebtedness Secured Hereby</u>. Borrower shall not claim, demand or be entitled to receive any credit, against the principal or interest payable under the terms of the Note or on any other sums secured by this Mortgage for so much of the taxes, assessments or similar impositions assessed against the Mortgaged Property or any part thereof or that are applicable to the indebtedness secured hereby or to Mortgagee's interest in the Mortgaged Property.

1.04.6 <u>Insurance</u>.

(a)   In the event any buildings exist or are hereafter constructed or placed upon the Land by Mortgagor, or any part thereof, then, in such event, subject to paragraph 1.04.6(d), Mortgagor shall at its sole expense obtain for, deliver to, assign and maintain for the benefit of Mortgagee, during the life of this Mortgage, insurance policies insuring all portions of the Mortgaged Property for their highest insurable value against all insurable hazards, casualties and contingencies (including, without limitation, fire, windstorm, extended coverage, vandalism, malicious mischief, sprinkler leakage (if applicable), loss of rentals or business interruption (sufficient to pay monthly interest installments plus 1/12 of the annual tax and insurance costs for a period of six months), flood insurance, sink hole and builder's risk), as Mortgagee may reasonably require, and shall pay promptly when due any premium on such insurance policies and on any renewals thereof. The form of such policies and the companies issuing them shall be subject to the approval of Mortgagee. All such policies and renewals thereof shall be held by Mortgagee and shall contain a noncontributory standard Mortgagee's endorsement making losses payable to Mortgagee as its interests may appear. At least thirty (30) days prior to the expiration date of all such policies, renewals thereof satisfactory to Mortgagee shall be delivered to Mortgagee, together with proof of payment of the first year's premium in full. At least twenty (20) days prior to the anniversary, expiration or renewal date of each policy, Mortgagor shall deliver to Mortgagee receipts evidencing the payment of all annual premiums then coming due on such insurance policies and renewals. Full insurable value and replacement cost shall, at Mortgagee's option, be redetermined by an insurance appraiser, satisfactory to Mortgagee, but not more frequently than once every twelve (12) months. In the event of loss, Mortgagor will give immediate written notice to Mortgagee and Mortgagee may make proof of loss if not made promptly by Mortgagor. In the event of the foreclosure of this Mortgage or any other transfer of title to the Mortgaged Property in extinguishment of the indebtedness and other sums secured hereby, all right, title and interest of Mortgagor in and to all insurance policies and renewals thereof then in force shall pass to the purchaser or grantee. All such policies shall provide that they shall not be cancelled, materially changed or terminated without at least thirty (30) days' prior written notice to Mortgagee, and that any loss payable thereunder shall be payable notwithstanding any act or negligence of Mortgagee or Mortgagor which might, absent such agreement result in a forfeiture of all or part of such insurance payment and notwithstanding (1) occupancy or use of the Mortgaged Property for purposes more hazardous than permitted by the terms of such policy, (2) any foreclosure or other action or proceeding taken by the Mortgagee pursuant to this Mortgage upon the happening of an event of default, or (3) any change in title or ownership of the Mortgaged Property. If any such insurance policy is not delivered to Mortgagee in accordance with the provision hereof, or in the event any such policy is cancelled, whether or not Mortgagee has the policy in its possession, and no reinstatement or replacement policy is received prior to termination of insurance, Mortgagee, without notice to or demand upon Mortgagor, may (but shall not be obligated to) obtain such insurance with such company as Mortgagee deems satisfactory, and pay the premium therefor, and the amount of any premiums so paid shall be charged to and promptly paid by Mortgagor, or at the option Mortgagee, may be added to the indebtedness secured hereby.

(b)   Pursuant to its rights granted hereunder in all proceeds from any insurance policies, Mortgagee, following consideration of comments of Mortgagor, if any, is hereby authorized and empowered at its option to adjust or compromise any loss under any insurance policies on the Mortgaged Property and to collect and receive the proceeds from any such policy or policies. Each insurance company is hereby authorized and directed to make payment for all such losses directly to Mortgagee alone and not to Mortgagor and Mortgagee jointly. After deducting from such insurance proceeds any expenses incurred by Mortgagee in the collection or handling of such funds, including reasonable attorneys fees, Mortgagee may apply the net proceeds, at its option, either toward restoring the Mortgaged Property or as a credit on any portion of the indebtedness and other sums secured hereby, whether then matured or to mature in the future, or at the option of Mortgagee such sums either wholly or in part may be paid over to Mortgagor to be used to repair such improvements or to build new improvements in their place or for any other purpose or object satisfactory to Mortgagee, without affecting the lien of this Mortgage for the full amount secured hereby before such payment took place. Although Mortgagee intends to use its best efforts to collect such payments in a timely fashion, the Mortgagee shall not be responsible for nor liable to Mortgagor for any failure to collect any insurance proceeds due under the terms of any policy regardless of the cause of such failure.

(c)   Mortgagor shall, at its sole expense, obtain for, deliver to and maintain for the benefit of, Mortgagee during the term of this Mortgage public liability insurance and Workmen's Compensation policies relating to the Mortgaged Property, in such amounts, with such companies and in such form as may be required by Mortgagee but in no event less than $2,000,000.00 single limit coverage with respect to public liability insurance. Mortgagee may require such policies to contain an endorsement, in form satisfactory to Mortgagee, naming Mortgagee as an additional insured thereunder. Mortgagor shall pay promptly when due any premiums on such insurance policies and renewals thereof.

(d)   In order to secure the performance of Mortgagor's obligations under this paragraph, but not in lieu of such obligations, Mortgagor will, at Mortgagee's option, pay over to Mortgagee an amount equal to one-twelfth (1/12) of the next maturing annual insurance premiums for each month that has elapsed since the last date to which such premiums were paid, and Mortgagor will, in addition, pay over to Mortgagee together with each installment on the Note, sufficient funds (as estimated from time to time by Mortgagee in its discretion) to permit Mortgagee to pay said premiums when due. Such deposits shall not be, nor be deemed to be, trust funds but may be commingled with the general funds of Mortgagee, and no interest shall be payable in respect thereof. Upon demand by Mortgagee, Mortgagor shall deliver to Mortgagee such additional monies as are necessary to make up any deficiencies in the amounts necessary to enable Mortgagee to pay such premiums when due. Notwithstanding anything above to the contrary, no such escrow will be required absent the existence of an event of default.

1.04.7 Non-Impairment of Mortgagee's Rights. Nothing contained in paragraphs 1.04.4 or 1.04.6(d) shall be deemed to affect any right or remedy of Mortgagee under any provisions of this Mortgage or of any statute or rule of law to pay any amount required to be paid by paragraphs 1.04.1 and 1.04.6 and to add the amount so paid together with interest at the Default Rate (as hereinbelow defined) to the indebtedness hereby secured. Although Mortgagee intends to use its best efforts to make such payments in a timely fashion, the arrangements provided for in paragraph 1.04.4 and 1.04.6 are solely for the added protection of Mortgagee and entail no responsibility on Mortgagee's part beyond the allowing of due credit, without interest for sums actually received by it. Upon assignment of the Mortgage, any funds on hand shall be turned over to the assignee and any responsibility of Mortgagee with respect thereto shall terminate.

1.05 Condemnation. Subject to the terms and conditions of any leases on the Mortgaged Property or as otherwise agreed, Mortgagee shall be entitled to all compensation, damages, claims, rights of action and proceeds of, or on account of, any damage or taking through condemnation and is hereby authorized, at its option, to commence, appear in and prosecute in any action or proceeding relating to any condemnation and any claim in connection therewith. All such compensation, awards, damages, claims, rights of action and proceeds, and any other payments or relief, and the right thereto, are included in the Mortgaged Property, and Mortgagee, after deducting therefrom all its expenses including attorney's fees, may release any monies so received by it to Mortgagor without affecting the lien of this Mortgage or may apply the same, in such manner as Mortgagee shall determine, to the reduction of the sums secured hereby. Any balance of such monies then remaining shall be paid to Mortgagor. Mortgagor agrees to execute such further assignments of any compensation, awards, damages, claims, rights of action and proceeds as the Mortgagee may require. Notwithstanding any such condemnation, Borrower shall continue to pay interest, computed at the rate provided in the Note, on the entire unpaid principal amount thereof.

1.06 Care of Mortgaged Property.

(a) Mortgagor shall preserve and maintain the Mortgaged Property in good condition and repair. Mortgagor shall not permit, commit or suffer any waste, impairment or deterioration of the Mortgaged Property or any part thereof, and will not take any action which will increase the risk of fire or other hazard to the Mortgaged Property or to any part thereof.

(b) Except as otherwise provided in this Mortgage and the Loan Agreement, no part of the Mortgaged Property shall be removed, demolished or altered, without the prior written consent of Mortgagee. Mortgagor shall have the right, without such consent, to remove and dispose of, free from the lien of this Mortgage, any part of the Mortgaged Property as from time to time may become worn out or obsolete, provided that either simultaneously with or prior to such removal, any such Mortgaged Property shall be replaced with other Mortgaged Property of equal utility and of a value at least equivalent to that of the replaced Mortgaged Property when first acquired and free from any security interest of any other person and by such removal and replacement the Mortgagor shall be deemed to have subjected such replacement Mortgaged Property to the lien of this Mortgage.

(c) Mortgagee may enter upon and inspect the Mortgaged Property at any reasonable time during the term of the Mortgage.

(d) If any part of the Mortgaged Property shall be damaged or destroyed by fire or any other cause, Mortgagor will give immediate written notice thereof to Mortgagee and shall promptly restore the Mortgaged Property to the equivalent of its original condition. If a part of the Mortgaged Property shall be lost, physically damaged, or destroyed through condemnation, Mortgagor will promptly restore, repair or alter the remaining Mortgaged Property in a manner satisfactory to Mortgagee.

(e) No work required to be performed under this paragraph shall be undertaken until plans and specifications therefor, prepared by an architect or engineer satisfactory to the Mortgagee, have been submitted to and approved, in writing, by Mortgagee, which approval shall not be unreasonably withheld.

1.07 <u>Transfer of Mortgaged Property</u>. Mortgagee may declare all sums secured hereby immediately due and payable, except as expressly limited by law, if Mortgagor, without Mortgagee's prior written consent: (a) sells, conveys, alienates or further encumbers all or any part of the Mortgaged Property, or (b) leases all or any part of the Mortgaged Property for a term of more than one (1) year; or (c) permits the title or any interest in the Mortgaged Property to be divested, whether voluntarily or involuntarily; or (d) changes or permits to be changed the character or use of the Mortgaged Property; or (e) is a general partnership and any of the presently existing general partner's interest are transferred or assigned, whether voluntarily or involuntarily; or (f) is a limited partnership and any of the presently existing general partners interests are transferred or assigned voluntarily or involuntarily; or (g) is a corporation with fewer than 100 stock holders at any time and more than ten percent (10%) of its capital stock is sold, transferred or assigned during a 12 month period, or shares in excess of ten percent (10%) of its outstanding stock are issued to other than stockholders of record; or (h) is a limited partnership and more fifty percent (50%) of the limited partnership interests are transferred in any 12 month period; or (i) is a trust and more than ten percent (10%) of the beneficial interest therein is transferred in any 12 month period or if any trustee thereof resigns, dies, is replaced or becomes incapacitated; or (j) is a limited liability company and more than ten percent (10%) of its membership interests are transferred or assigned in any 12 month period. Any such encumbrance, sale, conveyance or transfer, except as provided above, made without Mortgagee's prior written consent shall be an event of default hereunder. At Mortgagee's option, Mortgagee's consent to a further encumbrance or transfer, except as provided above, shall be subject to a further increase in interest rate, modification of loan terms and/or a payment of fees.

Mortgagor agrees that in the event the ownership or title of the Mortgaged Property or any part thereof becomes vested in a person or entity other than Mortgagor, Mortgagee may, at its sole option and without notice to Mortgagor, deal in any way with such successor or successors in interest and/or title with reference to the Mortgage and the Note, other sums hereby secured, and the Mortgaged Property, without in any way vitiating or discharging Borrower's liability hereunder or upon the Note and for any other sums hereby secured. No sale or conveyance or transfer of the Mortgaged Property, or any part thereof or interest therein, and no forbearance extended or granted to any person or entity with respect to this Mortgage or the Note and no extension granted to any person or entity of the time for payment of the Note or other sums hereby secured shall operate to release, discharge, modify, change or affect the original liability of Mortgagor or Borrower either in whole or in part.

1.08 <u>Further Assurances</u>. At any time and from time to time upon Mortgagee's reasonable request, Mortgagor shall make, execute and deliver, or cause to be made, executed and delivered, to Mortgagee and where appropriate shall cause to be recorded or filed, and from time to time thereafter to be re-recorded and re-filed at such time and in such offices and places as shall be deemed appropriate or desirable by Mortgagee, any and all such further mortgages, instruments of further assurance, certificates and other documents as Mortgagee may consider necessary or desirable in order to effectuate, complete or perfect, or to continue and preserve the obligations of Mortgagor or Borrower under the Note and this Mortgage, and the lien of this Mortgage as a lien upon all of the Mortgaged Property, whether now owned or hereafter acquired by Mortgagor, and unto all and every person or persons deriving any estate, right, title or interest under this Mortgage or the power of sale herein contained. Upon any failure by Mortgagor or Borrower to do so, Mortgagee may make, execute, record, file, re-record or re-file any and all such mortgages, instruments, certificates and documents for and in the name of Mortgagor, and Mortgagor hereby irrevocably appoints Mortgagee the agent and attorney-in-fact of Mortgagor to do so. Mortgagor and Borrower will pay all filing, registration or recording fees, all federal, state, county and municipal stamp taxes and other fees, taxes, duties, imposts, assessments and all other charges incident to, arising out of or in connection with the preparation, execution, delivery and enforcement of this Mortgage, any mortgage deed, or deed of trust supplemental hereto, any security instrument with respect to the Mortgaged Property or any instrument of further assurance.

1.09   Security Agreement and Financing Statements. Mortgagor and Borrower hereby grant to Mortgagee (as Creditor and Secured Party) a security interest in the following items which constitute part of the Mortgaged Property:

(a)   All Tangible Property acquired for or used in connection with the Mortgaged Property;

(b)   All Rents from the Mortgaged Property;

(c)   All Contract Rights and Accounts as enumerated in the section of this Mortgage entitled "the Mortgaged Property", including, but not limited to, construction, marketing, management, engineering and architectural contracts and all other contracts and documents relating to the Mortgaged Property and all lease, rental, sale, franchise, and reservation agreements covering any of the Mortgaged Property;

(d)   All books and records relating to the Mortgaged Property;

(e)   All plans and specifications for the construction of all improvements to the Mortgaged Property;

(f)   All options and agreements with respect to additional real property for use or development in connection with the Mortgaged Property;

(g)   All materials acquired for use in construction and equipping of the Mortgaged Property;

(h)   All Proceeds from the Mortgaged Property;

(i)   All equipment, fixtures, inventory, accounts, general intangibles, documents and instruments with respect to the Mortgaged Property, all as defined in the Florida Uniform Commercial Code and as further enumerated in the section of this Mortgage entitled "the Mortgaged Property";

(j)   All end-loan commitments for the Mortgaged Property;

(k)   All governmental, administrative and private permits, licenses, approvals and agreements relating to the Mortgaged Property;

(l)   All sewer and water taps pertaining or relating to the Mortgaged Property or any part thereof and all prepaid hookup charges, so-called "tap-in" fees, connection charges and the like related thereto (including "impact" fees, if any); and

(m)   All funds of Mortgagor and Borrower on deposit with Mortgagee.

Mortgagor and Borrower shall execute any and all such documents, including, without limitation, Financing Statements pursuant to the Florida Uniform Commercial Code, as Mortgagee may reasonably request, to preserve and maintain the priority of the lien created hereby on property which may be deemed personal property or fixtures, and shall pay to Mortgagee on demand any expenses incurred by Mortgagee in connection with the preparation, execution and filing of any such documents. Mortgagor hereby authorizes and empowers Mortgagee to execute and file, on Mortgagor's behalf, all Financing Statements and re-filings and continuations thereof as Mortgagee deems necessary or advisable to create, preserve and protect said lien. When and if Borrower, Mortgagor and/or Mortgagee shall respectively become the Debtor and Secured Party in any Uniform Commercial Code Financing Statement or Statements affecting the Mortgaged Property, this Mortgage shall be deemed a security agreement as defined in said Florida Uniform Commercial Code and the remedies for any violation of the covenants, terms and conditions of the agreements herein contained shall be (i) as prescribed herein, or (ii) by general law, or (iii) as to such part of the security which is also reflected in said Financing Statement or Statements by the specific statutory consequences now or hereafter enacted and specified in the Florida Uniform Commercial Code, all at Mortgagee's sole election.

Mortgagor and Mortgagee agree that the filing of a Financing Statement or Statements in the records normally having to do with personal property shall never be construed as in anywise derogating from or impairing the express declaration and intention of the parties hereto that everything used in connection with the production of income from the Mortgaged Property and/or adapted for use therein and/or which is described or reflected in this Mortgage is, and at all times and for all purposes and in all proceedings both legal or equitable, shall be regarded as part of the Land and Improvements encumbered by this Mortgage irrespective of whether (i) any such item is physically attached to the Improvements, (ii) serial numbers are used for the better identification of certain equipment items capable of being thus identified in a recital contained herein or in any list filed with Mortgagee, or (iii) any such item is referred to or reflected in any such Financing Statement or Statements so filed at any time. Similarly, the mention in any such Financing Statement or Statements of (1) rights in or to the proceeds of any fire and/or hazard insurance policy, (2) any award in eminent domain proceedings for a taking or for loss of value, or (3) Mortgagor's interest as lessor in any present or future lease or rights to income growing out of the use and/or occupancy of the Mortgaged Property hereby, whether pursuant to lease or otherwise, shall never be construed as in anywise altering any of the rights of Mortgagee as determined by this instrument or impugning the priority of Mortgagee's lien granted hereby or by any other recorded document, but such mention in the Financing Statement or Statements is declared to be for the protection of the Mortgagee in the event any court or judge shall at any time hold with respect to (1), (2) and (3) that notice of Mortgagee's priority of interest to be effective against a particular class of persons, including but not limited to the federal government and any subdivisions or entity of the federal government, must be filed in the Uniform Commercial Code records.

1.10   Assignment of Rents. The assignment of rents contained under the section of this Mortgage entitled "the Mortgaged Property" shall be fully operative without any further action on the part of either party and specifically Mortgagee shall be entitled, at its option, upon the occurrence of an Event of Default hereunder, to all Rents, deriving from the Mortgaged Property, or any part thereof, whether or not Mortgagee takes possession of such Mortgaged Property. Mortgagor hereby further grants to Mortgagee the right, at Mortgagee's option, (i) to enter upon and take possession of the Mortgaged Property for the purpose of collecting the Rents, (ii) to dispossess by the usual summary proceedings any tenant defaulting in the payment thereof to Mortgagee, (iii) to rent or lease the Mortgaged Property or any part thereof, and (iv) to apply said Rents, after payment of all necessary charges and expenses, on account of the indebtedness and other sums secured hereby. Such assignments and grants shall continue in effect until the indebtedness and other sums secured hereby are paid, the execution of this Mortgage constituting and evidencing the irrevocable consent of Mortgagor to the entry upon and taking possession of the Mortgaged Property by Mortgagee pursuant to such grant, whether or not foreclosure has been instituted. Neither the exercise of any rights under this paragraph by Mortgagee nor the application of any such Rents, to the indebtedness and other sums secured hereby, shall cure or waive any default or notice of default hereunder or invalidate any act done pursuant hereto or to any such notice, but shall be cumulative of all other rights and remedies.

1.11   After-Acquired Property. To the extent permitted by and subject to applicable law, the lien of this Mortgage will automatically attach, without further act, to all after-acquired property located in or on, or attached to, or used or intended to be used in connection with, or with the operation of the Mortgaged Property or any part thereof.

1.12   Leases Affecting Mortgaged Property. At such time and from time to time as Mortgagor shall enter into leases affecting the Mortgaged Property, Mortgagor shall so notify Mortgagee in order that at all times Mortgagee shall have a current list of all leases affecting the Mortgaged Property. The assignment contained in the section hereof entitled "the Mortgaged Property" shall not be deemed to impose upon Mortgagee any of the obligations or duties of Mortgagor provided in any such lease including, without limitation, any liability under the covenant of quiet enjoyment contained in any lease in the event that any tenant shall have been joined as a party defendant in any action to foreclose this Mortgage and shall have been barred and foreclosed thereby of all right, title and interest and equity of redemption in the Mortgaged

Property or any part thereof, and Mortgagor shall comply with and observe his obligations as landlord under all leases affecting the Mortgaged Property or any part thereof. Mortgagor, if required by Mortgagee, shall furnish promptly to Mortgagee original or certified copies of any such leases as hereafter created. Mortgagor shall not, without the express prior written consent of Mortgagee, amend, modify, extend, terminate or cancel, accept the surrender of, subordinate, accelerate the payment of rent as to, or change the terms of any renewal option of any such lease heretofore or hereafter created, or permit or suffer an assignment or sublease. Mortgagor shall not accept payment of rent more than one (1) month in advance without the prior written consent of Mortgagee.

With respect to the assignment contained under the section of this Mortgage entitled "the Mortgaged Property", Mortgagor shall, from time to time upon request of Mortgagee, specifically assign to Mortgagee as additional security hereunder, by an instrument in writing in such form as may be approved by Mortgagee, all right, title and interest of Mortgagor in and to any and all leases hereafter on or affecting the Mortgaged Property, together with all security therefor and all monies payable thereunder, subject to the conditional permission hereinabove given to Mortgagor to collect the rentals under any such lease. Mortgagor shall also execute and deliver to Mortgagee any notification, Financing Statement or other document or instrument reasonably required by Mortgagee to perfect the foregoing assignment as to any such lease. Mortgagee acknowledges that leases currently affect the Land.

1.13   Expenses. Mortgagor shall pay when due and payable, all appraisal fees, recording fees, real estate taxes, personal property taxes, documentary stamp taxes, intangible personal property taxes, brokerage fees and commissions, abstract fees, title policy fees, escrow fees, attorney's fees, fees of inspecting architect(s) and engineer(s) and all other costs and expenses of every character which have been incurred or which may hereafter be incurred by Mortgagee relating to the indebtedness secured hereby. Mortgagor and Borrower will, upon demand by Mortgagee, reimburse Mortgagee for all such expenses which have been incurred or which shall be incurred by it, and Mortgagor and Borrower will indemnify and hold harmless Mortgagee from and against, and reimburse it for, all claims, demands, liabilities, losses, damages, judgments, penalties, costs, and expenses (including, without limitation, attorney's fees) which may be imposed upon, asserted against, or incurred or paid by reason of, on account of, or in connection with any bodily injury or death or property damage occurring in or upon or in the vicinity of the Mortgaged Property through any cause whatsoever or asserted against Mortgagee on account of any act performed or omitted to be performed hereunder or on account of any transaction arising out of or in any way connected with the Mortgaged Property, or with this Mortgage or any of the indebtedness evidenced by the Note.

1.14   Mortgagee's Performance of Defaults. If Mortgagor defaults in the payment of any tax, assessment, encumbrance or other imposition, in its obligation to furnish insurance hereunder, or in the performance or observance of any other covenant, condition or term in this Mortgage, the Note or in any other instrument securing the Note, Mortgagee may, to preserve its interest in or lien upon the Mortgaged Property, perform or observe the same, and all payments made (whether such payments are regular or accelerated payments) and costs and expenses incurred or paid by the Mortgagee in connection therewith, including attorneys' fees and other legal expenses shall become due and payable immediately. The amounts so incurred or paid by Mortgagee, together with interest thereon at the Default Rate (as hereinbelow defined) from the date incurred until paid by the Mortgagor, shall be added to the indebtedness and secured by the lien of this Mortgage. Mortgagee is hereby empowered to enter, and to authorize others to enter, upon the Mortgaged Property or any part thereof for the purpose of performing or observing any such defaulted covenant, condition or term, without thereby becoming liable to Mortgagor or any person in possession holding under Mortgagor.

  1.15 Books and Records. Mortgagor or Borrower shall furnish to Mortgagee, during the term of the loan secured by this Mortgage, all financial reports and information required under the terms of the Loan Commitment (as defined below).

  Mortgagor and Borrower shall also furnish such interim financial statements, tax returns and other information as Mortgagee may reasonably require with regard to Mortgagor and Guarantors. Mortgagee and its designated agents shall have the right to inspect Mortgagor's books and records with respect to the Mortgaged Property at all reasonable times.

  In the event that Mortgagor or Borrower fails to comply with the requirement set forth above, Mortgagee shall have the right to have Mortgagor's and Borrower's books and records audited by an independent certified public accountant, and the cost of such audit shall be secured by the lien of this Mortgage and shall be paid by Mortgagor and Borrower upon demand.

  1.16 Estoppel Affidavits. Borrower, within ten (10) business days after request from Mortgagee, shall furnish a written statement, duly acknowledged, setting forth the unpaid principal of and interest on the Note, and any other unpaid sums secured hereby and whether or not any offsets or defenses are claimed to exist against such principal and interest or other sums secured hereby.

  1.17 Use of Mortgaged Property. Mortgagor covenants that the Mortgaged Property will be used for only lawful purposes and Mortgagor shall not suffer or permit the Mortgaged Property or any portion thereof, to be used by the public, as such, without restriction or in such manner as might reasonably tend to impair Mortgagor's title to the Mortgaged Property or any portion thereof, or in such manner as might reasonably make possible a claim or claims of adverse usage or adverse possession by the public, as such, or of implied dedication of the Mortgaged Property or any portion thereof. Mortgagor shall not use or permit the use of the Mortgaged Property or any portion thereof for any purpose, other than the use permitted by applicable law, which in the reasonable opinion of Mortgagee would adversely affect the then value or character of the Mortgaged Property or any part thereof.

  1.18 Use of Mortgagee's Name. Mortgagor and Borrower shall not use Mortgagee's name or the name of any person, firm or corporation employed by, controlling, controlled by or under common control with Mortgagee in connection with any of Mortgagor's or Borrower's activities, except as such use may be required by applicable law or regulation of any governmental body.

1.19 Continuance of Rights and Privileges of Mortgagor. Mortgagor, if a corporation, partnership, trust or other entity will, so long as it is the owner of the Mortgaged Property, do all things necessary to preserve and keep in full force and effect its existence, franchise, rights and privileges as legal entity, as the case may be, under the laws of the state of its incorporation or formation.

1.20 Indemnity and Covenants Regarding Hazardous Materials.

(a) Mortgagor and Borrower hereby indemnify and agree to defend, protect and hold the Mortgagee, its directors, officers, employees or agents, and any successor or successors to Mortgagee's interest in the chain of title to the Mortgaged Property, harmless from and against any and all losses, liabilities, fines, charges, damages, injuries, penalties, response costs, costs, expenses and claims of any and every kind whatsoever paid, incurred or suffered by, or asserted against, the Mortgagee including, without limitation, (i) all foreseeable consequential damages; (ii) the costs of any required or necessary repair, cleanup or detoxification of the Mortgaged Property, and the preparation and implementation of any closure, remedial or other required plans; and (iii) all reasonable costs and expenses incurred by Mortgagee in connection with clauses (i) and (ii), including, but not limited to, reasonable attorneys' fees (A) for, with respect to, or as a direct or indirect result of (1) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or release of any Hazardous Material (as hereinafter defined) from the Mortgaged Property or any other property legally or beneficially owned (or any interest or estate therein which is owned) by the Mortgagor (including, without limitation, any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under the Comprehensive Environmental Response, Compensation and Liability Act, any so-called "Superfund" law, or any other federal, state or local statute, law, ordinance, code, rule, regulation, order or decree regulating, relating to, or imposing liability or standards of conduct concerning, any Hazardous Material), or (2) the presence of any asbestos on the Mortgaged Property (including, without limitation, the cost of removal) regardless of whether or not caused by, or within the control of, Mortgagor, or any predecessor in title or any employees, agents, contractors or subcontractors of Mortgagor, or any third persons at any time, occupying or present on the Mortgaged Property; or (B) arising out of or related to any inaccuracy, incompleteness or misrepresentation, irrespective of whether any of such activities were or will be undertaken in accordance with applicable laws, regulations, codes or ordinances. For purposes herein, the term "Hazardous Material" means and includes any flammable, explosive, radioactive material, or hazardous, toxic or dangerous waste, substance or related material included, but not limited to, substances defined as such in (or for purposes of) the Comprehensive Environmental Response, Compensation, and Liability Act as amended, 42 U.S.C. Section 9601, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq.; those substances defined as "hazardous wastes" in Chapter 403, Florida Statutes or regulations relating to same, and any so-called "Superfund" law, or any other federal, state or local statute, law, ordinance, code, rule, regulation, order or decree regulating, relating to, or imposing liability or standards of conduct concerning, any hazardous, toxic or dangerous waste, substance or material, as now or at any time hereafter in effect. Such indemnification and hold harmless agreement shall survive the repayment of all sums due under the Note and the reconveyance of or foreclosure under this Mortgage.

(b) Mortgagor shall keep and maintain the Mortgaged Property in compliance with, and shall not cause or permit the Mortgaged Property to be in violation of, any federal, state or local laws, ordinances or regulations relating to industrial hygiene or to the environmental conditions on, under or about the Mortgaged Property including, but not limited to, soil and groundwater conditions. Mortgagor shall not use, generate, manufacture, store or dispose of on, under or about the Mortgaged Property or transport to or from the Mortgaged Property, any Hazardous Material. Mortgagor hereby agrees at all times to comply fully and in a timely manner with, and to cause all of its employees, agents, contractors and subcontractors and any other persons occupying or present on the Mortgaged Property to so comply with, all applicable federal, state and local laws, regulations, guidelines, codes, statutes, and ordinances applicable to the use, generation, handling, storage, treatment, transport and disposal of any Hazardous Material, now or hereafter located or present on or under the Property.

(c) Mortgagor shall immediately advise Mortgagee in writing of (i) any and all enforcement, cleanup, removal or other governmental or regulatory actions instituted, completed or threatened pursuant to any applicable federal, state or local laws, ordinances, or regulations relating to any Hazardous Material affecting the Mortgaged Property ("Hazardous Materials Laws"); (ii) all claims made or threatened by any third party against Mortgagor or the Mortgaged Property relating to damage, contribution, cost recovery compensation, loss or injury resulting from any Hazardous Material (the matters set forth in clauses (i) and (ii) above are hereinafter referred to as "Hazardous Materials Claims"); and (iii) Mortgagor's discovery of any occurrence or condition on any real property adjoining or in the vicinity of the Mortgaged Property that could cause the Mortgaged Property or any part thereof to be adversely affected, or to be otherwise subject to any restrictions on the ownership, occupancy, transferability or use of the Mortgaged Property.

(d) Without Mortgagee's prior written consent, which shall not be unreasonably withheld or delayed, Mortgagor shall not take any remedial action in response to the presence of any Hazardous Materials on, under, or about the Mortgaged Property, nor enter into any settlement agreement, consent decree, or other compromise in respect to any Hazardous Materials Claims, which remedial action, settlement, consent or compromise might, in Mortgagee's reasonable judgment, impair the value of Mortgagee's security hereunder; provided, however, that Mortgagee's prior consent shall not be necessary in the event that the presence of any Hazardous Material on, under or about the Mortgaged Property either poses an immediate threat to the health, safety or welfare of any individual or is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Mortgagee's consent before taking such action, provided, that in such event Mortgagor shall notify Mortgagee as soon as practicable of any action so taken. Mortgagee agrees not to withhold its consent, where such consent is required hereunder, if either (i) a particular remedial action is ordered by final agency action of a governmental agency of final order of a court of competent jurisdiction, or (ii) Mortgagor establishes to the reasonable satisfaction of Mortgagee that there is no reasonable alternative to such remedial action which would result in less impairment of Mortgagee's security hereunder.

(e)   Mortgagee shall have the right to join and participate in, as a party if it so elects, any legal proceedings or actions initiated by any person or entity in connection with any Hazardous Materials Claims and, in such case, to have its reasonable attorneys' fees and costs incurred in connection therewith paid by Mortgagor.

ARTICLE TWO
DEFAULTS

2.01   Event of Default. The term "Event of Default" or "default," wherever used in this Mortgage, shall mean any one or more of the following events:

(a)   Failure by Borrower to pay within ten (10) days following the due date thereof (i) any periodic installment of interest and/or principal as the same shall become due and payable under the Note; or (ii) the outstanding principal balance on the Note, together with interest accrued thereon, at maturity or upon prepayment of the Note; or (iii) any sum or deposit for taxes and assessments or insurance premiums when due hereunder, or (iv) any other sums to be paid by Mortgagor or Borrower hereunder or under any other instrument securing the Note, when due hereunder or thereunder.

(b)   Failure by Mortgagor or Borrower to duly keep, perform and observe any other covenant, condition or agreement in the Note, this Mortgage, or any other instrument securing the Note or executed in connection therewith, including, but not limited to, any loan agreement, and such failure not being cured within ten (10) business days after notice from Mortgagee.

(c)   Any material inaccuracy in any of the financial statements or in any other information furnished by or to be furnished by Mortgagor, Borrower or any Guarantor to Mortgagee pursuant to the provisions of this Mortgage or furnished or to be furnished to Mortgagee to induce Mortgagee to make the loan evidenced by the Note.

(d)   Material breach of any warranty or falsity of any representation of Mortgagor or Borrower contained in the Note, this Mortgage or any other instrument securing the Note.

(e)   If (i) a petition is filed by Mortgagor, Borrower, or any Guarantor of the Note seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law relating to bankruptcy or insolvency, or (ii) Mortgagor, Borrower or any Guarantor of the Note seeks or consents to or acquiesces in the appointment of any trustee, receiver, master or liquidator of itself or of all of the rent, revenues, issues, earnings, profits or income thereof, or (iii) Mortgagor, Borrower or any Guarantor of the Note makes any general assignment for the benefit of creditor, or (iv) Mortgagor, Borrower or any Guarantor of the Note is "insolvent", as hereafter defined; or (v) any trustee, receiver or liquidator of Mortgagor or Borrower, or of all or any part of the Mortgaged Property or of any or all of the Rents thereof is appointed. For purposes of this paragraph, a person or entity shall be deemed to be insolvent, if he or it is unable to pay its debts as they become due and/or if the fair market value of has or its assets does not exceed his or its aggregate liabilities.

(f)   The failure to discharge within thirty (30) days of filing a petition filed against the Mortgagor, Borrower or any Guarantor seeking any reorganization, arrangement, composition, readjustment, liquidation or dissolution or similar relief under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency or other relief for debtors, or the appointment of any trustee, receiver or liquidator of the Mortgagor or of all or any substantial part of the Mortgaged Property or of any or all of the rents, revenues, issues, earnings, profits or income thereof without the consent or acquiescence of the Mortgagor.

(g)   If all or any part of the Mortgaged Property shall be damaged or taken through condemnation (which term when used herein shall include any damage or taking by any governmental authority or any other authority authorized by the laws of the State of Florida or the United States of America to so damage or take, and any transfer by private sale in lieu thereof), either temporarily for a period in excess of thirty (30) days, or permanently.

(h)   The occurrence of a default under any approved encumbrance affecting all or any portion of the Mortgaged Property, or any other event permitting acceleration of the maturity of any indebtedness secured thereby or any other such default or event with respect to any other indebtedness of the Mortgagor or Borrower to the Mortgagee. The Mortgagor or Borrower shall promptly notify the Mortgagee in writing of the occurrence of any such default or event.

(i)   Death of any individual Mortgagor, Borrower, or Guarantor.

(j)   In the event the Mortgaged Property is operated pursuant to a franchise or license agreement, the occurrence of a default thereunder, or the modification, amendment, suspension, or termination thereof without the prior written consent of the Mortgagee.

(k)   The entry by any court of competent jurisdiction of a final judgment which assesses money damages or holds that an undertaking by Mortgagor or Borrower as herein provided to pay taxes, assessments, levies, liabilities, obligations and encumbrances is legally inoperative or cannot be enforced, or in the event of the passage or any law changing in any way or respect the laws now in force for the taxation of mortgages or debts secured thereby for any purpose, or the manner of collection of any such taxes, so as to affect adversely the security of this Mortgage, Mortgagee or the indebtedness or other sums secured hereby.

(l)   In the event Mortgagee at any time reasonably deems the security afforded by the Loan Documents to be impaired.

(m)   In the event a default occurs under the terms and conditions of any Financial Contract and is not cured within any applicable curative or grace period.

2.02   Interest After Event of Default. If an Event of Default shall have occurred, all sums outstanding and unpaid under the Note and this Mortgage shall thereafter bear interest at the Default Rate set forth herein.

2.03   Default Rate. The Default Rate shall be the highest permitted under the laws of the State of Florida.


ARTICLE THREE
REMEDIES


3.01   Acceleration of Maturity. If any default or an Event of Default shall have occurred, Mortgagee may declare the outstanding principal amount of the Note and the interest accrued thereon, and all other sums secured hereby, to be due and payable immediately, and upon such declaration such principal and interest and other sums shall immediately become and be due and payable without demand or notice.

3.02   Mortgagee's Power of Enforcement. If an Event of Default shall have occurred, Mortgagee may, either with or without entry or taking possession as hereinabove provided or otherwise, and without regard to whether or not the indebtedness and other sums secured hereby shall be due and without prejudice to the right of Mortgagee thereafter to bring an action of foreclosure or any other action for any default existing at the time such earlier action was commenced, proceed by any appropriate action or proceeding: (a) to enforce payment of the Note or the performance or any term hereof or any other right; (b) to foreclose this Mortgage either upon the whole or any part or parts of the Mortgaged Property and to sell, as an entirety or in separate lots or parcels, the Mortgaged Property under the power of sale hereinafter provided or the judgment or decree of a court or courts of competent jurisdiction; and (c) to pursue any other remedy available to it. Mortgagee shall take action either by such proceedings or by the exercise of its powers with respect to entry or taking possession, or both, as Mortgagee may determine.

3.03   Mortgagee's Right to Enter and Take Possession, Operate and Apply Income.

(a)   If an Event of Default shall have occurred, (i) Mortgagor, upon demand of Mortgagee, shall forthwith surrender to Mortgagee the actual possession and, if and to the extent permitted by law, Mortgagee itself, or by such officers or agents as it may appoint, may enter and take possession of all the Mortgaged Property and may exclude Mortgagor and Mortgagor's agents and employees wholly therefrom; and (ii) Mortgagor or

Borrower will pay monthly in advance to Mortgagee, on Mortgagee's entry into possession, or to any receiver appointed to collect the Rents deriving from the Mortgaged Property, the fair and reasonable rental value for the use and occupation of such part of the Mortgaged Property as may be in possession of Mortgagor, and upon default in any such payment will vacate and surrender possession of such part of the Mortgaged Property to Mortgagee or to such receiver and, in default thereof, Mortgagor may be evicted by summary proceeding or otherwise.

(b)   If Mortgagor shall for any reason fail to surrender or deliver the Mortgaged Property or any part thereof after Mortgagee's demand, Mortgagee may obtain a judgment or order conferring on Mortgagee the right to immediate possession or requiring Mortgagor to deliver immediate possession of all or part of the Mortgaged Property to Mortgagee, to the entry of which judgment or decree Mortgagor hereby specifically consents. Mortgagor and Borrower shall pay to Mortgagee, upon demand, all costs and expenses of obtaining such judgment or order and reasonable compensation to Mortgagee, its attorneys and agents, and all such costs, expenses and compensation shall, until paid, be secured by the lien of this Mortgage.

(c)   Upon every such entering upon or taking of possession, Mortgagee may hold, store, use, operate, manage and control the Mortgaged Property and, from time to time:

1.   make all necessary and proper maintenance, repairs, renewals, replacements, additions, betterments and improvements thereto and thereon and purchase or otherwise acquire additional fixtures, personal and other property which shall thereupon become part of the Mortgaged Property;

2.   insure or keep the Mortgaged Property insured;

3.   manage and operate the Mortgaged Property and exercise all the rights and powers of Mortgagor in its name or otherwise with respect to the same;

4.   enter into agreements with others to exercise the powers herein granted to Mortgagee, all as Mortgagee from time to time may determine, and Mortgagee may collect and receive all the Rents deriving from the Mortgaged Property, including those past due as well as those accruing thereafter and shall apply the monies so received by Mortgagee in such priority as Mortgagee may determine to (i) the payment of interest, principal, and other payments due and payable on the Note, pursuant to this Mortgage; (ii) the deposits for taxes and assessments and insurance premiums due; (iii) the cost of insurance, taxes, assessments and other proper charges upon the Mortgaged Property or any part thereof; and (iv) the compensation, expenses and disbursements of the agents, attorneys and other representatives of Mortgagee.

Mortgagee, at its election, and without notice to Mortgagor may, to preserve its interest in the Mortgaged Property, make any payments which Mortgagor has failed to make, and any such sums so paid shall be secured hereby and be immediately due and payable from Mortgagor and Borrower upon demand of Mortgagee with interest thereon at the Default Rate but such payment by Mortgagee shall not release Mortgagor or Borrower from Mortgagor's or Borrower's obligations or constitute a waiver of Mortgagor's or Borrower's default hereunder.

Mortgagee shall surrender possession of the Mortgaged Property to Mortgagor only when all that is due upon such interest and principal, tax and insurance deposits, and all amounts under any of the terms of this Mortgage, shall have been paid and all defaults shall have been cured. The same right of taking possession, however, shall exist if any subsequent Event of Default shall occur and be continuing.

3.04   Leases. Mortgagee is authorized to foreclose this Mortgage subject to the rights of any tenants of the Mortgaged Property or Mortgagee may elect which tenants Mortgagee desires to name as parties defendant in such foreclosure, and failure to make any such tenants parties defendant to any such foreclosure proceedings and to foreclose their rights will not be, nor be asserted by Mortgagor to be, a defense to any proceedings instituted by Mortgagee to collect the sums secured hereby or to collect any deficiency remaining unpaid after the foreclosure sale of the Mortgaged Property.

3.05   Purchase by Mortgagee. Upon any such foreclosure sale, Mortgagee may bid for and purchase the Mortgaged Property and, upon compliance with the terms of sale, may hold, retain and possess and dispose of the Mortgaged Property in its own absolute right without further accountability to any person or entity, including, but not limited to, other creditors of Borrower.

3.06   Application of Indebtedness Toward Purchase Price. Upon any such foreclosure sale, Mortgagee may, if permitted by law, and after allowing for costs and expenses of the sale, compensation and other charges, in paying the purchase price, apply any portion of or all of the indebtedness and other sums due to Mortgagee under the Note, this Mortgage or any other instrument securing the Note, in lieu of cash, to the amount which shall, upon distribution of the net proceeds of such sale, be payable thereon.

3.07   Waiver of Appraisement, Valuation, Stay, Extension and Redemption Laws. Mortgagor and Borrower agree to the full extent permitted by law that in case of a default hereunder, neither Mortgagor, Borrower nor anyone claiming through or under them shall or will set up, claim or seek to take advantage of any appraisement, valuation, stay, extension or redemption laws now or hereafter in force, in order to prevent or hinder the enforcement or foreclosure of this Mortgage or the absolute sale of the Mortgaged Property, or the final and absolute putting into possession thereof, immediately after such sale, of the purchasers thereat, and Mortgagor or Borrower, for themselves and all who may at any time claim by, through or under them, hereby waive, to the full extent that they may lawfully so do, the benefit of all such laws, and any and all right to have the assets comprising the Mortgaged Property marshalled upon any foreclosure of the lien hereof and agrees that Mortgagee or any court having jurisdiction to foreclose such lien may sell the Mortgaged Property in part or as an entirety.

3.08 Receiver. If an Event of Default shall have occurred, Mortgagee, to the extent permitted by law and without regard to the value, adequacy or occupancy of the Mortgaged Property as security for the indebtedness and other sums secured hereby, shall be entitled as a matter of right, if Mortgagee so elects, to the appointment of a receiver to enter upon and take possession of the Mortgaged Property and to collect all Rents thereof and apply the same as the court may direct. The expenses, including receiver's fees, attorney's fees, costs and agent's compensation, incurred pursuant to the powers herein contained shall be secured by this Mortgage. The right to enter and take possession of and to manage and operate the Mortgaged Property and to collect all Rents thereof, whether by a receiver or otherwise, shall be cumulative to any other right or remedy hereunder or afforded by law and may be exercised concurrently therewith or independently thereof. Mortgagee shall be liable to account only for such Rents actually received by the Mortgagee. Notwithstanding the appointment of any receiver or other custodian, Mortgagee shall be entitled as pledgee to the possession and control of any cash, deposits, or instruments at the time held by, or payable or deliverable under the terms of this Mortgage to Mortgagee.

3.09 Suits to Protect the Mortgaged Property. Mortgagee shall have the power and authority to institute and maintain any suits and proceedings as Mortgagee, acting reasonably and prudently, may deem advisable (a) to prevent any impairment of the Mortgaged Property by any acts which may be unlawful or any violation of this Mortgage, (b) to preserve or protect its interest in the Mortgaged Property, and (c) to restrain the enforcement of or compliance with any legislation or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid, if the enforcement of or compliance with such enactment, rule or order might impair the security hereunder or be prejudicial to the Mortgagee's interest. Except in the case of an emergency, Mortgagee shall provide to Mortgagor or Borrower written notice of Mortgagee's intent to institute any suit or proceeding described in the preceding sentence, which written notice shall be furnished to Mortgagor or Borrower not less than ten (10) days prior to the filing of any such suit or proceeding by or on behalf of Mortgagee.

3.10 Proofs of Claim. In the case of any receivership, insolvency, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceedings affecting Mortgagor, Borrower or any Guarantor of any of Mortgagor's obligations, creditors or property, Mortgagee, to the extent permitted by law, shall be entitled to file such proofs of claim and other documents as may be necessary or advisable in order to have its claim allowed in such proceedings for the entire amount due and payable by Borrower under the Note, this Mortgage and any other instrument securing the Note, at the date of the institution of such proceedings, and for any additional amounts which may become due and payable by Borrower after such date.

3.11 Borrower to Pay the Note on Any Default in Payment; Application of Monies by Mortgagee.

(a) If default shall be made in the payment of any amount due under the Note, this Mortgage or any other instrument securing the Note, after the expiration of applicable grace periods, if any, then, upon Mortgagee's demand, Borrower will pay to Mortgagee the whole amount due and payable under the Note and all other sums secured hereby; and if Borrower shall fail to pay the same forthwith upon such demand, Mortgagee shall be entitled to sue for and to recover judgment against Borrower for the whole amount so due and unpaid together with costs and expenses, including without limitation the reasonable compensation, expenses and disbursements of Mortgagee's agents, and other representatives, and attorney's fees as provided for in the Note, either before, after or during the pendency of any proceedings for the enforcement of this Mortgage; and the right of Mortgagee to recover a deficiency judgment shall not be affected by any taking of possession or foreclosure sale hereunder, or by the exercise of any other right, power or remedy for the enforcement of the terms of this Mortgage, or the foreclosure of the lien hereof.

(b)   In case of a foreclosure sale of all or any part of the Mortgaged Property and of the application of the proceeds of sale to the payment of the sums secured hereby, Mortgagee shall, unless precluded under the Note from seeking a deficiency judgment against Borrower, be entitled to enforce payment from Borrower of all amounts then remaining due and unpaid and to recover judgment against Borrower for any portion thereof remaining unpaid, with interest.

(c)   Mortgagor hereby agrees, to the extent permitted by law, that no recovery of any such judgment by Mortgagee and no attachment or levy of any execution upon any of the Mortgaged Property or any other property shall in any way affect the lien of this Mortgage upon the Mortgaged Property or any part thereof or any lien, rights, powers or remedies of Mortgagee hereunder, but such lien, rights, powers and remedies shall continue unimpaired as before.

(d)   Any monies collected or received by Mortgagee under this paragraph 3.11 shall be applied to the payment of compensation, expenses and disbursements of the agents, attorneys and other representatives of Mortgagee, and the balance remaining shall be applied to the payment of amounts due and unpaid under the Note, this Mortgage and all other instruments securing the Note.

3.12   Delay or Omission No Waiver. No delay or omission on the part of Mortgagee or of any holder of the Note to exercise any right, power or remedy accruing upon any Event of Default shall exhaust or impair any such right, power or remedy or shall be construed to waive any such Event of Default or to constitute acquiescence therein. Every right, power and remedy given to Mortgagee may be exercised from time to time and as often as may be deemed expedient by Mortgagee.

3.13   No Waiver of One Default to Affect Another. No waiver of any Event of Default hereunder shall extend to or affect any subsequent or any other Event of Default then existing, or impair any rights, powers or remedies consequent thereon. If Mortgagee (a) grants forbearance or an extension of time for the payment of any sums secured hereby; (b) takes other or additional security for the payment thereof; (c) waives or does not exercise any right granted in the Note, this Mortgage or any other instrument securing the Note; (d) releases any part of the Mortgaged Property from the lien or operation of this Mortgage or any other instrument securing the Note;

(e) consents to the filing of any map, plat or replat of the land; (f) consents to the granting of any easement on the land; or (g) makes or consents to any agreement changing the terms of this Mortgage or subordinating the lien or any charge hereof, no such act or omission shall release, discharge, modify, change or affect the original liability under the Note, this Mortgage or otherwise of Mortgagor, Borrower or any subsequent purchaser of the Mortgaged Property or any part thereof or the Guarantor. No such act or omission shall preclude Mortgagee from exercising any right, power or privilege herein granted or intended to be granted in case of any Event of Default then existing or of any subsequent Event of Default nor, except as otherwise expressly provided in an instrument or instruments executed by Mortgagee, shall the lien of this Mortgage be altered thereby, except to the extent of releases as described in paragraph (d) above of this paragraph (and in such event only with respect to the property therein specifically released). In the event of the sale or transfer by operation of law or otherwise of all or any part of the Mortgaged Property, Mortgagee, without notice to any person, firm or corporation, is hereby authorized and empowered to deal with any such vendee or transferee with reference to the Mortgaged Property or the indebtedness secured hereby, or with reference to any of the terms or conditions hereof, as fully and to the same extent as it might deal with the original parties hereto and without in any way releasing or discharging any of the liabilities or undertakings hereunder.

3.14   Discontinuance of Proceedings; Position of Parties Restored. If Mortgagee shall have proceeded to enforce any right or remedy under this Mortgage by foreclosure, entry or otherwise and such proceedings shall have been discontinued or abandoned for any reason, or such proceedings shall have resulted in a final determination adverse to Mortgagee, then and in every such case Mortgagor, Borrower and Mortgagee shall be restored to their former positions and rights hereunder, and all rights, power and remedies of Mortgagee shall continue as if no such proceedings had occurred or had been taken.

3.15   Remedies Cumulative. No right, power or remedy conferred upon or reserved to Mortgagee by the Note, this Mortgage or any other instrument securing the Note is exclusive of any other right, power or remedy, but each and every such right, power and remedy shall be cumulative and concurrent and shall be in addition to any other right, power and remedy given hereunder or under the Note or any other instrument securing the Note, or now or hereafter existing at law, in equity or by statute.

3.16   Venue and Waiver of Demand for Jury Trial. MORTGAGOR HEREBY CONSENTS AND AGREES THAT, IN ANY ACTION OR ACTIONS PREDICATED UPON THIS MORTGAGE, VENUE IS PROPERLY LAID IN EITHER BREVARD, INDIAN RIVER, LAKE, LEON, ORANGE, OSCEOLA, AND SEMINOLE COUNTIES, FLORIDA, AS THE CASE MAY BE, AND THAT THE CIRCUIT COURT FOR THE APPLICABLE COUNTY WITHIN THE STATE OF FLORIDA SHALL HAVE FULL JURISDICTION TO DETERMINE ALL ISSUES ARISING OUT OF OR IN CONNECTION WITH THE EXECUTION AND ENFORCEMENT OF THIS MORTGAGE. MORTGAGOR WAIVES TO THE FULLEST EXTENT PERMITTED UNDER THE LAWS OF THE STATE OF FLORIDA, ANY RIGHT, POWER OR PRIVILEGE TO DEMAND A JURY TRIAL WITH RESPECT TO ANY AND ALL ISSUES ARISING OUT OF OR IN CONNECTION WITH THE

EXECUTION AND/OR ENFORCEMENT OF THIS MORTGAGE. MORTGAGOR CONSENTS TO THE ISSUANCE AND SERVICE OF PROCESS UPON ANY OF ITS PARTNERS, IF IT IS A PARTNERSHIP, CORPORATE OFFICERS, IF IT IS A CORPORATION, OR MEMBERS, IF IT IS A LIMITED LIABILITY COMPANY. MORTGAGOR WILL ENTER ITS VOLUNTARY APPEARANCE IN SUCH ACTION, SUIT OR PROCEEDING.


ARTICLE FOUR
MISCELLANEOUS PROVISIONS


4.01   Heirs, Successors and Assigns Included in Parties. Except when the context of a provision or paragraph shall require otherwise, whenever one of the parties hereto is named or referred to herein, the heirs, successors and assigns of such party shall be included and all covenants and agreements contained in this Mortgage, by or on behalf of Mortgagor or Mortgagee, shall bind and inure to the benefit of their respective successors and assigns, whether so expressed or not.

4.02   Address for Notices.

(a)   Any notice, report, demand or other instrument authorized or required to be given or furnished under the Mortgage shall be deemed given or furnished (i) when addressed to the party intended to receive the same, at the address of such party set forth below, on the date delivered at such address, or (ii) three days after the same is deposited in the United States mail as first class mail, postage paid, whether or not the same is actually received by such party, or by (iii) on the date sent by telegraphic communication.

If to Mortgagor or Borrower:

Consolidated-Tomoka Land Co.
c/o Bruce W. Teeters
PO Box 10809
Daytona Beach, Florida 32120-0809

With a copy to:

Teresa J. Thornton-Hill
Corporate Counsel
1530 Cornerstone Blvd., Suite 100
Daytona Beach, Florida 32117

If to Mortgagee:

SunTrust Bank
200 South Orange Avenue
Orlando, Florida 32801
Attention: David Nilles
           Commercial Real Estate

with a copy to:

Stanley A. Gravenmier, Esquire
Dean, Mead, Egerton, Bloodworth,
 Capouano & Bozarth, P.A.
800 North Magnolia Avenue, Suite 1500
Post Office Box 2346
Orlando, Florida 32802-2346

(b)   Either Mortgagor, Borrower, or Mortgagee may change the address to which such notice, report, demand or other instrument is to be delivered or mailed, by furnishing notice of such change to the other party, but no such notice of change of the address of Mortgagor or Borrower shall be effective unless and until received by Mortgagee.

4.03   Headings; Singular, Plural and Gender. The headings of the articles, sections, paragraphs and subdivisions of this Mortgage are for convenience of reference only, are not to be considered a part hereof, and shall not limit or expand or otherwise affect any of the terms hereof. Wherever used herein, the singular shall include the plural and the plural shall include the singular; reference to any gender shall include all genders.

4.04   Invalid Provisions to Affect No Others. In the event that any of the covenants, agreements, terms or provisions contained in the Note, or in this Mortgage or in any other instrument securing the Note shall be invalid, illegal or unenforceable in any respect, the validity of the remaining covenants, agreements, terms or provisions contained here or in the Note or in any other instrument securing the Note shall be in no way affected, prejudiced or disturbed thereby.

4.05   Changes, etc. Neither this Mortgage nor any term hereof may be changed, waived, discharged or terminated orally, or by any action or inaction, but only by an instrument in writing signed by the party against whom or which enforcement of the change, waiver, discharge or termination is sought. Any agreement hereafter made by Mortgagor, Borrower and Mortgagee relating to this Mortgage shall be superior to the rights of the holder of any intervening lien or encumbrance.

4.06   Governing Law. This Mortgage is made by Mortgagor and Borrower and accepted by the Mortgagee in the State of Florida, under the laws of such State, and shall be construed, interpreted, enforced and governed by and in accordance with the laws of such state.

4.07   Notices. In addition to the other notices required by the terms of this Mortgage and any other instrument securing the Note, Mortgagor or Borrower shall notify Mortgagee promptly of the occurrence of any of the following: (i) receipt of notice from any governmental authority relating to the Mortgaged Property: (ii) receipt of notice from any tenant leasing all or any portion of the Mortgaged Property; or (iii) commencement of any judicial or administrative proceedings by or against or otherwise affecting the Mortgagor, any Guarantor of the Note, the

Mortgaged Property or any entity controlled by or under common control with Mortgagor, Borrower, or the Guarantor, or any other action by any creditor thereof as a result of any default under the terms of any loan.

4.08   Management. The Mortgagor and Borrower covenant that at all times prior to the payment in full of the indebtedness evidenced by the Note and other sums secured hereby, the Mortgaged Property shall be managed by the Mortgagor, Borrower, or by a management company which shall have been approved in writing by the Mortgagee and pursuant to a management agreement which shall have been approved in writing by the Mortgagee prior to the executing thereof.

4.09   Acts of Mortgagee. Neither Mortgagor, Borrower nor any other person now or hereafter obligated for payment for all or any part of the indebtedness secured hereby shall be relieved of such obligation by reason of the failure of Mortgagee to comply with any request of Mortgagor or Borrower or of any other person so obligated to take action or by reason of any agreement or stipulation between any subsequent owner of the Mortgaged Property and Mortgagee extending the time of payment or modifying the terms hereof without first having obtained the consent of Mortgagor or Borrower or such other person; and in the latter event Mortgagor and Borrower and all other such person shall continue to be liable to make payment according to the terms of any such extension or modification agreement, unless expressly released and discharged in writing by Mortgagee. By accepting or approving anything required to be observed, performed or fulfilled or to be given to Mortgagee pursuant to this Mortgage, including (but not limited to) any officer's, general partner's, trustee's or beneficiary's certificate, balance sheet, statement of profit and loss or other financial statement, survey, appraisal or insurance policy, Mortgagee shall not be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not be or constitute any warranty or representation with respect thereto by Mortgagee.

4.10   Future and Further Advances. This Mortgage is given to secure not only existing indebtedness, but also such future advances, whether such advances are obligatory or are to be made at the option of the Mortgagee, or otherwise, as are made within twenty (20) years from the date hereof, to the same extent as if such future advances were made on the date of the execution of this Mortgage, but such secured indebtedness shall not exceed at any time the maximum principal sum equal to ten (10) times the amount originally secured, plus interest thereon, and any disbursements made for the payment of taxes, levies, or insurance on the Mortgaged Property, with interest on such disbursements. Any such future advances, whether obligatory or to be made at the option of the Mortgagee, or otherwise, may be made either prior to or after the due date of the Note or any other Note secured by this Mortgage. This Mortgage is given for the specific purpose of securing any and all indebtedness of Mortgagor or Borrower to Mortgagee (but in no event shall the secured indebtedness exceed at any time the maximum principal amount set forth above in this paragraph, plus interest thereon, and any disbursements made for the payment of taxes, levies, or insurance on the Mortgaged Property, with interest on such disbursements) in whatever manner such indebtedness may be evidenced or represented, until this Mortgage is satisfied of record. All covenants and agreements contained in this Mortgage shall be applicable to all future advances made by Mortgagee to Mortgagor or Borrower under this future advance clause. Mortgagee shall be under no obligation to make, or cause to be made, any such future advance, and all such future advances shall be at the sole and absolute discretion of Mortgagee.

4.11   Additional Encumbrances. Mortgagor is prohibited from encumbering the Mortgaged Property with any other mortgage, lien or encumbrance without the prior written consent of Mortgagee.

4.12   Indemnification. Mortgagor and Borrower hereby indemnify Mortgagee against, and agrees to hold Mortgagee harmless from, any and all liability, cost, damage, liability or expense, including, but not limited to, attorneys' fees and other legal expenses, in connection with any claim, demand or judgment arising from Mortgagee having loaned the indebtedness described in the Note, or having encumbered the Mortgaged Property by this Mortgage or by any other security instrument executed by Mortgagor or Borrower as security for the Note. Any sum which may be due Mortgagee under the provisions of this paragraph shall be secured by this Mortgage. Failure on the part of Mortgagor or Borrower to promptly pay to Mortgagee, upon Mortgagee's demand therefor, any sum due Mortgagee pursuant to the provisions of this paragraph shall constitute a default under this Mortgage.

4.13   Mortgage Loan Commitment. The loan evidenced and secured by the Note and this Mortgage was made pursuant to the terms of that certain Mortgage Loan Commitment Letter dated May 17, 2011, relating to the loan (the "Loan Commitment") executed by Mortgagee and accepted by Borrower. The Loan Commitment shall survive closing and any default under the Loan Commitment shall constitute a default under the Note and this Mortgage.

4.14   Intentionally Deleted.

4.15   Inspections. Mortgagee through its officers, employees, agents or independent contractors, shall have the right to enter upon the Land at all reasonable times and to inspect any portion of the Mortgaged Property.

4.16   Transfer of Loan. Mortgagee may, at any time, sell, transfer or assign the Note, this Mortgage and the Loan Documents, and any or all servicing rights with respect thereto, or grant participations therein or issue mortgage pass-through certificates or other securities evidencing a beneficial interest in a rated or unrated public offering or private placement (the "Securities"). Mortgagee may forward to each purchaser, transferee, assignee, servicer, participant, investor in such Securities or any Rating Agency (as hereinafter defined) rating such Securities (collectively, the "Investor") and each prospective Investor, all documents and information which Mortgagee now has or may hereafter acquire relating to the loan and to Mortgagor, Borrower, any Guarantor and the Mortgaged Property, whether furnished by Mortgagor, any Guarantor or otherwise, as Mortgagee determines necessary or desirable. The term "Rating Agency" shall mean each statistical rating agency that has assigned a rating to the Securities.

4.17   Partial Release of Mortgage. Neither Mortgagor nor Borrower may add, remove, and/or substitute any of the Mortgaged Property without the prior written consent of the Mortgagee in its sole discretion. Mortgagee will consider release prices for the Mortgaged Property based upon the greater of (i) an amount that will be sufficient to maintain a 65% loan to value ratio and a 1.25x minimum Debt Service Coverage ("DSC") on the remaining collateral, or (ii) 100% of net sale proceeds, or (iii) 92% of gross sale proceeds or (iv) a to be determined minimum upon receipt of an appraisal ordered by Mortgagee. Mortgagee may reduce the amount of the RLOC Note at the time of the release to comply with the 65% loan to value requirement or the 1.25 minimum DSC requirement. Debt Service Coverage ratio shall be defined as the ratio of Net Operating Income divided by Debt Service. Net Operating Income is collected revenue from leases in place, the greater of 5% or actual vacancy, and actual operating expenses including a 4% management fee. Debt Service shall be calculated on the loan amount using the greater of the actual rate or the 10-year US Treasury yield plus 300 basis points and a 25-year amortization. Said minimum DSC shall be based upon $25,000,000.00 as if the RLOC Note was fully funded, plus the outstanding balance of the Term Note. To effect release of such, Mortgagor or Borrower shall furnish to Mortgagee a Partial Release of Mortgage covering the property to be released together with cash or a cashier's check issued by a Central Florida Bank payable to the order of Mortgagee for the full amount of the required release payment. In addition, Mortgagor shall deliver to Mortgagee copies of the contract of sale and purchase pertaining to such arm's length sale, the closing statement, together with such affidavits, estoppel certificate and other documentation as Mortgagee may request in order to verify the arm's length nature of such sale, the amount of the sales price and compliance with the terms hereof. Mortgagor shall bear all costs for the preparation and recordation of said Partial Release of Mortgage. Provided the conditions set forth herein are met, and provided this Mortgage and the Note secured hereby are not in default, Mortgagee shall execute and deliver to Mortgagor such Partial Release of Mortgage.

4.18   Cross Default. It is hereby agreed that any default in payment or performance of any obligation under any other loans, contracts or agreements between Borrower, Mortgagor, and Mortgagee shall automatically constitute a default under this Mortgage and/or the Loan Documents. Likewise, any default under this Mortgage, and/or the Loan Documents shall automatically constitute a default under any other loans, contracts or agreements between Borrower and Mortgagee.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the entities named herein as Mortgagor and the Borrower have caused this instrument to be executed in its name by its authorized representative and have intended this instrument to be and become effective as of the day and year first above written.

Signed, sealed and delivered in the presence of:

"MORTGAGOR"

INDIGO DEVELOPMENT LLC, a Florida limited liability company

By: Consolidated-Tomoka Land Co., a Florida corporation, Its Managing Member



By:____________________
Bruce W. Teeters
Senior Vice President

____
Print Name: Andrew Young

____
Print Name: Michelle Knott

CONSOLIDATED-TOMOKA LAND CO., a Florida corporation

By:____________________
Bruce W. Teeters
Senior Vice President



____
Print Name: Andrew Young

____
Print Name: Michelle Knott

INDIGO CLERMONT LLC, a Florida limited liability company

By: Indigo Development LLC, a Florida limited liability company, Its Managing Member

By: Consolidated-Tomoka Land Co., a Florida corporation, Its Managing Member

By:____________________
Bruce W. Teeters
Senior Vice President



____
Print Name: Andrew Young

____
Print Name: Michelle Knott

INDIGO SANFORD LLC, a Florida limited liability company

By: Indigo Development LLC, a Florida limited liability company, Its Managing Member

By: Consolidated-Tomoka Land Co., a Florida corporation, Its Managing Member

By: ____________________
Bruce W. Teeters
Senior Vice President

Print Name: Andrew Young

Print Name: Michelle Knott

INDIGO GROUP LTD., a Florida limited partnership

By: Indigo Group Inc., a Florida corporation, Its General Partner

By: ____________________
Bruce W. Teeters
President

Print Name: Andrew Young

Print Name: Michelle Knott

'BORROWER"

CONSOLIDATED-TOMOKA LAND CO., a Florida corporation

By: ____________________
Bruce W. Teeters
Senior Vice President

Print Name: Andrew Young

Print Name: Michelle Knott

STATE OF GEORGIA

COUNTY OF GWINNETT

The foregoing instrument was executed and acknowledged before me this 21 day of June, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation in its capacity as Managing Member of INDIGO DEVELOPMENT LLC, a Florida limited liability company, on behalf of the limited liability company. Said person (check one) ☐ is personally known to me, ☒ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: __________________.



NADEEM KAISER NOTARY PUBLIC GWINNETT COUNTY, GEORGIA MY COMMISSION EXPIRES MAY 16, 2015

NADEEM KAISER [illegible signature]

Print Name: NADEEM KAISER
Notary Public, State of GA
Commission No.: W-00107813
My Commission Expires: 5-16-2015

STATE OF GA

COUNTY OF GWINNETT

The foregoing instrument was executed and acknowledged before me this 21 day of June, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation. Said person (check one) ☐ is personally known to me, ☒ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: __________________.

[illegible signature]

Print Name: NADEEM KAISER
Notary Public, State of GA
Commission No.: W- 00107813
My Commission Expires: 5-16-2011



NADEEM KAISER NOTARY PUBLIC GWINNETT COUNTY, GEORGIA MY COMMISSION EXPIRES MAY 16, 2015

STATE OF Georgia

COUNTY OF Gwinnett

The foregoing instrument was executed and acknowledged before me this 21 day of June, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation in its capacity as Managing Member of INDIGO DEVELOPMENT LLC, a Florida limited liability company, on behalf of the limited liability company in its capacity as Managing Member of INDIGO CLERMONT LLC, a Florida limited liability company, on behalf of the limited liability company. Said person (check one) ☐ is personally known to me, ☒ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: ______________________.



NADEEM KAISER NOTARY PUBLIC GWINNETT COUNTY, GEORGIA MY COMMISSION EXPIRES MAY 16 2015

Print Name: NADEEM KAISER
Notary Public, State of GA
Commission No.: W-0010 7 813
My Commission Expires: 5-16-2015

STATE OF Georgia

COUNTY OF Gwinnett

The foregoing instrument was executed and acknowledged before me this 21 day of June, 2011, by BRUCE W. TEETERS, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation , on behalf of the corporation in its capacity as Managing Member of INDIGO DEVELOPMENT LLC, a Florida limited liability company, on behalf of the limited liability company in its capacity as Managing Member of INDIGO SANFORD LLC, a Florida limited liability company, on behalf of the limited liability company. Said person (check one) ☐ is personally known to me, ☒ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: ______________________.

Print Name: NADEEM KAISER
Notary Public, State of GA
Commission No.: W-0010 7 813
My Commission Expires: 5-16-2015

NADEEM KAISER NOTARY PUBLIC GWINNETT COUNTY, GEORGIA MY COMMISSION EXPIRES MAY 16, 2015



STATE OF _Georgia_

COUNTY OF _Gwinnett_

     The foregoing instrument was executed and acknowledged before me this _21st_ day of _June_, 2011, by BRUCE W. TEETERS, as President of INDIGO GROUP INC., a Florida corporation, behalf of the corporation in its capacity as General Partner of INDIGO GROUP LTD., a Florida limited partnership, on behalf of the limited partnership. Said person (check one) ☐ is personally known to me, ☑ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit: _____.



Print Name: _NADEEM KAISER_
Notary Public, State of _GA_
Commission No.: _W - 00107813_
My Commission Expires: _5 - 16 - 2015_

EXHIBIT "A"

This Mortgage and Security Agreement (this "mortgage") encumbers Florida real or personal property and secures notes (which term includes, as used herein, other written obligations to pay money) in the maximum principal amount of $30,784,649.56. Specifically, this mortgage secures an out-of-state note in the amount of $25,000,000.00 ("Note A") and a note in the present amount of $5,784,649.56 ("Note B"). Florida documentary stamp taxes were paid on the portion of the indebtedness evidenced by Note B at the time of the recordation of that certain Mortgage recorded in Official Records Book 1183, Page 1061, in the Public Records of Highlands County, Florida. The loans evidenced by the notes are also secured by mortgages encumbering or pledging non-Florida property. Accordingly, Florida documentary stamp taxes (calculated in the amount of 35 cents on each $100 of indebtedness or fraction thereof) are based upon the percentage of the indebtedness which the value of the mortgaged property located in Florida bears to the total value of all mortgaged property. [See Rule 12B-4.053(31)(c), Florida Administrative Code]. Stated as a formula, the tax is calculated as follows:

Value of Florida property/Total value of all property x Loan = Amount Taxed
x .0035 = Amount of Tax

The relative values of the Florida and non-Florida properties serving as collateral for the note are as follows:

Property Category	Value		Percentage
Florida Property	$44,100,000.00		82.43%
Non-Florida Property	$ 9,400,000.00		17.57%
	$53,500,000.00		100.00%

Utilizing the above referenced formula, the tax would normally be calculated as follows:

$44,100,000.00/$53,500,000.00 x $30,784,649.56 = $25,375,757,84
$25,375,800.00 x .0035 = $88,815.30

However, since the value of the Florida property is more than the pro-rata amount of the indebtedness, the amount of documentary stamp taxes due upon recordation of this mortgage would normally have been calculated on the value of the Florida property rather than the pro-rata amount of the loan, but is subject to a limitation based upon the total amount secured ($30,784,649.56). Documentary stamp taxes due on the total amount secured equals $107,746.45. Since documentary stamp taxes due in connection with $5,784,649.56 of the indebtedness evidenced by Note B have already been paid, then the amount of documentary stamp taxes due in connection with the recordation of this mortgage is reduced by $20,246.45 ($5,784,700.00 x .0035). Thus, the amount of documentary stamp taxes due in connection with the recordation of this mortgage equals $87,500.00 ($107,746.45 - $20,246.45).

In accordance with Rule 12C-2.004(3) of the Florida Administrative Code, non-recurring intangible taxes in the amount of $50,751.57 are due based on the Florida property's relative percentage of the indebtedness (i.e., on 82.43% of $30,784,649.56). Since non-recurring intangible taxes due in connection with the portion of the indebtedness evidenced by Note B have already been paid, then the amount of intangible taxes due in connection with the recordation of this mortgage is reduced by $11,569.30 ($5,784,649.56 x .002). Thus, the amount of intangible taxes due in connection with the recordation of this mortgage equals $39,182.27 ($50,751.57 - $11,569.30).

(Underlined figures denote rounded figures.)

PARCEL 1:

COMMENCE AT THE INTERSECTION OF THE NORTHEASTERLY RIGHT OF WAY LINE OF STATE ROAD 500 (US. HIGHWAY 441/ ORANGE BLOSSOM TRAIL) AS SHOWN ON THE STATE OF FLORIDA STATE ROAD DEPARTMENT RIGHT OF WAY MAP SECTION 7502-205, WITH THE WEST RIGHT OF WAY LINE OF PIEDMONT WEKIWA SPRINGS ROAD, AS SHOWN ON ORANGE COUNTY, FLORIDA, RIGHT OF WAY MAP; THENCE RUN ALONG SAID WEST RIGHT OF WAY LINE N00°21'42" W 280.74 FEET; THENCE CONTINUE ALONG SAID RIGHT OF WAY LINE S89°38'18" W 5.00 FEET FOR A POINT OF BEGINNING; THENCE LEAVING SAID RIGHT OF WAY LINE CONTINUE S89°38'18" W 275.77 FEET TO THE AFOREMENTIONED NORTHEASTERLY RIGHT OF WAY LINE OF STATE ROAD 500, BEING A POINT ON A CURVE CONCAVE SOUTHWESTERLY HAVING A RADIUS OF 5859.65 FEET; THENCE FROM A CHORD BEARING OF N48°35'41" W RUN NORTHWESTERLY ALONG THE ARC OF SAID CURVE AN ARC DISTANCE OF 263.42 FEET, THROUGH A CENTRAL ANGLE OF 02°34'33" TO A POINT; THENCE LEAVING SAID RIGHT OF WAY LINE RUN N 17°21'41" E 189.48 FEET TO A POINT ON A LINE LYING 10.00 FEET SOUTH OF AND PARALLEL WITH THE NORTH LINE OF THE SOUTHWEST 1/4 OF THE SOUTHEAST 1/4 OF THE SOUTHWEST 1/4 OF SECTION 13, TOWNSHIP 21 SOUTH, RANGE 28 EAST, ORANGE COUNTY, FLORIDA; THENCE RUN S89°59'30" E ALONG SAID PARALLEL LINE 419.51 FEET TO THE AFOREMENTIONED WEST RIGHT OF WAY LINE OF PIEDMONT - WEKIWA SPRINGS ROAD; THENCE RUN ALONG SAID WEST RIGHT OF WAY LINE S02°51'25" W 88.15 FEET; THENCE CONTINUE ALONG SAID RIGHT OF WAY LINE S00°21'42" E 265.22 FEET TO THE POINT OF BEGINNING.

PARCEL 2:

A PORTION OF LOT 1, CEDAR PLAZA, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 38, PAGES 41-42, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA. DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF LOT 1, CEDAR PLAZA, AS RECORDED IN PLAT BOOK 38, PAGES 41-42, ORANGE COUNTY, FLORIDA, SAID POINT ALSO BEING ON THE NORTH RIGHT OF WAY LINE OF WHISPER LAKES BOULEVARD; THENCE S89°58'47" W ALONG SAID NORTH RIGHT OF WAY LINE A DISTANCE OF 25.00 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE S89°58'47" W ALONG SAID NORTH RIGHT OF WAY LINE A DISTANCE OF 220.75 FEET TO A POINT OF CURVE; THENCE SOUTHWESTERLY ALONG AN ARC OF SAID CURVE BEING CONCAVE TO THE SOUTHEAST AND HAVING A RADIUS OF 1060.00 FEET, A DELTA OF 04°17'16", A CHORD BEARING OF S87°50'09"W, ALONG AN ARC LENGTH OF 79.33 FEET; THENCE N00°01'13" W, 267.97 FEET; THENCE N89°58'47" E, 300.00 FEET; THENCE S00°01'13" E, 265.00 FEET TO THE POINT OF BEGINNING.

LESS AND EXCEPT PARCEL NO. 145 AS DESCRIBED IN THAT CERTAIN ORDER OF TAKING RECORDED IN O.R. BOOK 6723, PAGE 42, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT A 4 X 4 CONCRETE MONUMENT WITHOUT IDENTIFICATION MARKING THE NORTHWEST CORNER OF THE SOUTHWEST 1/4 OF SECTION 15, TOWNSHIP 24 SOUTH, RANGE 29 EAST, ORANGE COUNTY, FLORIDA; THENCE NORTH 89°36'53" EAST ALONG THE NORTH LINE OF SAID SOUTHWEST 1/4 A DISTANCE OF 400.037 METERS (1312.45 FEET) TO A POINT ON THE CENTERLINE OF SURVEY OF STATE ROAD 500 (U.S. 441) AS SHOWN ON THE FLORIDA DEPARTMENT OF TRANSPORTATION RIGHT OF WAY MAP, SECTION 75010-2542; THENCE SOUTH 00°01'54" EAST ALONG SAID SURVEY LINE 191.240 METERS (627.43 FEET) TO A POINT ON THE EASTERLY PROJECTION OF THE NORTH LINE OF WHISPER LAKES BOULEVARD, A 120-FOOT STREET AS SHOWN ON THE PLAT OF WHISPER LAKES UNIT 6, PLAT BOOK 14, PAGE 119, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE SOUTH 89°55'36" WEST ALONG SAID NORTH LINE AND ITS PROJECTION 22.958 METERS (75.32 FEET) TO THE EAST LINE OF A PARCEL OF LAND

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DESCRIBED IN O.R. BOOK 5372, PAGE 206, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, FOR THE POINT OF BEGINNING; THENCE CONTINUE SOUTH 89°55'36" WEST ALONG SAID NORTH LINE OF WHISPER LAKES BOULEVARD 7.703 METERS (25.27 FEET) TO THE BEGINNING OF A CURVE CONCAVE NORTHWESTERLY, HAVING A RADIUS OF 7.500 METERS (24.61 FEET), A CENTRAL ANGLE OF 89°57'29" AND A CHORD BEARING OF NORTH 44°56'51" EAST; THENCE, DEPARTING SAID NORTH LINE, RUN NORTHWESTERLY ALONG THE ARC OF SAID CURVE 11.775 METERS (38.63 FEET) TO A POINT ON A LINE LYING 23.167 METERS (76.01 FEET) WESTERLY OF, WHEN MEASURED PERPENDICULAR TO, SAID SURVEY LINE AND THE END OF SAID CURVE; THENCE NORTH 00°01'54" WEST PARALLEL WITH SAID SURVEY LINE 73.033 METERS (239.61 FEET) TO A POINT ON THE NORTH LINE OF THE LANDS DESCRIBED IN O.R. BOOK 5372, PAGE 206, PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE NORTH 89°58'11" EAST ALONG SAID NORTH LINE 0.231 METERS (0.76 FOOT) TO THE NORTHEAST CORNER OF SAID LANDS; THENCE SOUTH 00°00'56" EAST ALONG THE EAST LINE OF SAID LANDS 80.527 METERS (264.20 FEET) TO THE POINT OF BEGINNING.

TOGETHER WITH THE PERPETUAL NON-EXCLUSIVE EASEMENTS DESCRIBED IN DECLARATION AND GRANT OF EASEMENTS, COVENANTS, CONDITIONS AND RESTRICTIONS RECORDED IN O.R. BOOK 5372, PAGE 209, AS AMENDED BY AMENDMENT TO DECLARATION AND GRANT OF EASEMENTS, COVENANTS, CONDITIONS AND RESTRICTIONS RECORDED IN O.R. BOOK 6040, PAGE 3815, AND FURTHER AMENDED BY PARTIAL RELEASE OF DECLARATION AND GRANT OF EASEMENTS, COVENANTS, CONDITIONS AND RESTRICTIONS RECORDED IN O.R. BOOK 6113, PAGE 4491, ALL IN THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA DESCRIBED AS FOLLOWS:

EASEMENT 2-A: INGRESS/EGRESS EASEMENT (O.R. 5372, PG 209)

A PORTION OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE NORTHEAST CORNER OF LOT 1, CEDAR PLAZA, AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S00°01'13" E, ALONG THE WEST RIGHT-OF-WAY LINE OF ORANGE BLOSSOM TRAIL(U.S.441), A DISTANCE OF 280.23 FEET TO THE POINT OF BEGINNING; THENCE S47°36'08" W DEPARTING SAID RIGHT-OF-WAY LINE, 33.84 FEET; THENCE S89°58'48" W, 59.80 FEET; THENCE S00°01'12"E, 59.96 FEET; THENCE N89°58'47" E, 30.91 FEET; THENCE N00°02'29" E, 19.46 FEET; THENCE N89°58'47"E, 28.88 FEET; THENCE S63°13'51"E, 28.01 FEET TO THE AFOREMENTIONED WEST RIGHT-OF-WAY LINE; THENCE N00°01'13"W ALONG SAID WEST RIGHT-OF-WAY LINE 75.93 FEET TO THE POINT OF BEGINNING.

EASEMENT 2-B: INGRESS/EGRESS EASEMENT (O.R. 5372, PG 209)

A PORTION OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF LOT 1, CEDAR PLAZA, AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S88°58'47" W, ALONG NORTH RIGHT-OF-WAY LINE OF WHISPER LAKES BOULEVARD, A DISTANCE OF 245.75 FEET TO A POINT ON A CURVE; THENCE SOUTHWESTERLY ALONG SAID ARC OF SAID CURVE BEING CONCAVE TO THE SOUTHEAST AND HAVING A RADIUS OF 1060.00 FEET, A DELTA OF 06°37'46", A CHORD BEARING S86°39'56" W ALONG AN ARC LENGTH OF 122.65 FEET TO THE POINT OF BEGINNING; THENCE SOUTHWESTERLY ALONG SAID ARC AND HAVING A RADIUS OF 1060.00 FEET, A DELTA OF 01°59'01", A CHORD BEARING S82°21'30" W, ALONG AN ARC LENGTH OF 36.70 FEET; THENCE N05°45'20" W, 33.72 FEET; THENCE N00°01'13" W, 33.42 FEET; THENCE N89°58'47" E, 58.87 FEET; THENCE N00°01'13" W, 185.14 FEET; THENCE N89°58'47" E, 24.00 FEET; THENCE S00°01'13" E, 216.64 FEET; THENCE S89°58'47" W, 43.13 FEET; THENCE S00°01'13" E, 30.61 FEET TO THE POINT OF BEGINNING.

Exhibit "B"
Page 2 of 13

EASEMENT 2-C: DRAINAGE EASEMENT (O.R. BOOK 6040, PG 3823)

A DRAINAGE EASEMENT ACROSS A PORTION OF LOT 3, CEDAR PLAZA REPLAT, AS RECORDED IN PLAT BOOK 41, PAGE 102 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE NORTHWEST CORNER OF LOT 3, CEDAR PLAZA REPLAT AS RECORDED IN PLAT BOOK 41, PAGE 102 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S00°01'13" E, ALONG THE WESTERLY LINE OF SAID LOT 3, A DISTANCE OF 245.90 FEET TO THE POINT OF BEGINNING; THENCE S75°47'49" E, DEPARTING SAID WESTERLY LINE 37.42 FEET; THENCE N52°57'30" E, 67.54 FEET, THENCE N89°59'07" E, 146.86 FEET; THENCE S00°07'07" W, 56.41 FEET; THENCE N88°31'06" E, 7.66 FEET TO THE EASTERLY LINE OF SAID LOT 3, THENCE S00°01'13" E, ALONG SAID EASTERLY LINE 15.00 FEET, THENCE S88°31'06" W, DEPARTING SAID EASTERLY LINE, 7.69 FEET; THENCE S00°07'07" W, 151.03 FEET; THENCE S69°43'04" E, 8.59 FEET TO SAID EASTERLY LINE OF LOT 3; THENCE S00°01'15" E, ALONG SAID EASTERLY LINE, 15.99 FEET; THENCE N69°43'04" W, DEPARTING SAID EASTERLY LINE, 24.61 FEET; THENCE N00°07'07" E, 217.88 FEET; THENCE S89°59'07" W, 126.81 FEET; THENCE S52°57'30" W, 69.71 FEET; THENCE N75°47'49" W, 40.82 FEET TO THE AFOREMENTIONED WESTERLY LINE OF LOT 3, THENCE N00°01'13" W, ALONG SAID WESTERLY LINE 15.47 FEET TO THE POINT OF BEGINNING.

EASEMENT 2-D: SANITARY EASEMENT (O.R. 5372, PG 209)

A PORTION OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE NORTHWEST CORNER OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S00°22'20" E ALONG THE WEST OF SAID LOT 1, A DISTANCE OF 500.00 FEET; THENCE S64°18'28" E, 8.70 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE S64°18'28" E, 16.63 FEET; THENCE N00°05'48" E, 95.96 FEET; THENCE S90°00'00" E, 189.41 FEET; THENCE S86°17'39" E, 115.11 FEET; THENCE N00°01'13" W, 15.03 FEET; THENCE N86°17'39" W, 114.61 FEET; THENCE N90°00'00" W, 204.87 FEET; THENCE S00°05'48" W, 103.75 FEET TO THE POINT OF BEGINNING.

EASEMENT 2-E: LANDSCAPE / UTILITY / ENTRANCE SIGN EASEMENT

A PORTION OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF LOT 1, CEDAR PLAZA AS RECORDED IN PLAT BOOK 38, PAGES 41 & 42 OF THE PUBLIC RECORDS OF ORANGE COUNTY, FLORIDA; THENCE S89°58'47" W ALONG NORTH RIGHT-OF-WAY LINE OF WHISPER LAKES BOULEVARD, A DISTANCE OF 25.00 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE ALONG SAID RIGHT-OF-WAY S89°58'47" W, 220.75 FEET TO A POINT ON A CURVE; THENCE SOUTHWESTERLY ALONG SAID ARC OF SAID CURVE BEING CONCAVE TO THE SOUTHEAST AND HAVING A RADIUS OF 1060.00 FEET, A DELTA OF 04°17'16", A CHORD BEARING OF S87°50'09" W ALONG AN ARC LENGTH OF 79.70 FEET; THENCE N00°01'13" W, 4.51 FEET TO A POINT ON A CURVE; THENCE NORTHEASTERLY ALONG SAID ARC OF SAID CURVE BEING CONCAVE TO THE SOUTHEAST AND HAVING A RADIUS OF 1064.50 FEET, A DELTA OF 04°16'11", A CHORD BEARING OF N87°50'42" E ALONG AN ARC LENGTH OF 79.33 FEET; THENCE N89°58'47" E, 152.97 FEET; THENCE N00°01'13" W, 22.50 FEET; THENCE N89°58'47" E, 58.32 FEET; THENCE N00°07'22" E, 74.59 FEET; THENCE N89°58'47" E, 9.27 FEET; THENCE S00°01'13" E, 101.59 FEET TO THE POINT OF BEGINNING.

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PARCEL 3:

A PARCEL OF LAND LYING WITHIN A PORTION OF TRACTS 37 AND 38, IN SECTION 9, TOWNSHIP 23 SOUTH, RANGE 26 EAST, MONTE VISTA PARK FARMS, ACCORDING TO THE PLAT THEREOF, AS RECORDED IN PLAT BOOK 2, PAGE 27, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA, AND BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF TRACT "I", WHITHALL AT KINGS RIDGE PHASE I, AS RECORDED IN PLAT BOOK 40, PAGE 75, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA; THENCE RUN NORTH 89°42'05" WEST, 25.00 FEET; THENCE SOUTH 00°18'40" WEST, 285.56 FEET; THENCE NORTH 89°42'05" WEST, 150.00 FEET; THENCE SOUTH 00°18'40" WEST, 250.00 FEET TO THE EAST-WEST MID SECTION LINE OF SECTION 9; THENCE ALONG SAID MID SECTION LINE RUN NORTH 89°42'05" WEST, 95.93 FEET; THENCE PERPENDICULAR TO AFORESAID LINE RUN SOUTH 00°17'55" WEST, 50.00 FEET TO THE SOUTH RIGHT-OF-WAY OF HARTWOOD MARSH ROAD; THENCE ALONG SAID RIGHT-OF-WAY LINE RUN NORTH 89°42'05" WEST, 435.64 FEET TO THE POINT OF BEGINNING; THENCE SOUTH 0°17'55" WEST, 239.65 FEET; THENCE NORTH 89°42'05" WEST, 156.79 FEET TO THE BEGINNING OF A CURVE CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 72.50 FEET; THENCE RUN SOUTHWESTERLY 24.15 FEET ALONG THE ARC THEREOF THROUGH CENTRAL ANGLE OF 19°04'55" TO THE END OF SAID CURVE; THENCE SOUTH 71°13'00" WEST, 122.22 FEET TO THE NORTHEASTERLY RIGHT-OF-WAY LINE OF U.S. HIGHWAY 27; THENCE ALONG SAID RIGHT-OF-WAY LINE WITH THE FOLLOWING THREE (3) COURSES; RUN NORTH 18°23'32" WEST, 81.04 FEET; THENCE SOUTH 71°36'28" WEST, 10.00 FEET; THENCE NORTH 18°23'32" WEST, 221.73 FEET TO AFORESAID SOUTH RIGHT-OF-WAY LINE OF HARTWOOD MARSH ROAD; THENCE ALONG SAID SOUTH RIGHT-OF-WAY LINE RUN SOUTH 89°42'05" EAST, 402.50 FEET TO THE POINT OF BEGINNING.

EASEMENT 3-A:

TOGETHER WITH EASEMENTS CREATED UNDER ARTICLE 1 OF THAT CERTAIN DECLARATION OF COVENANTS, OPERATIONS AND RECIPROCAL EASEMENTS RECORDED IN O.R. BOOK 1955, PAGE 221; AS MODIFIED BY FIRST AMENDMENT RECORDED IN O.R. BOOK 2009, PAGE 1232 AND SECOND AMENDMENT RECORDED IN O.R. BOOK 2009, PAGE 1234, OF THE PUBLIC RECORDS OF LAKE COUNTY, FLORIDA.

PARCEL 4:

A TRACT OF LAND LYING IN SECTION 26, TOWNSHIP 24 SOUTH, RANGE 26 EAST, LAKE COUNTY, FLORIDA BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHEAST CORNER OF THE NORTHEAST ¼ OF SECTION 26, TOWNSHIP 24 SOUTH, RANGE 26 EAST, LAKE COUNTY, FLORIDA, RUN SOUTH 01°43'17" EAST ALONG THE EAST LINE OF SAID NORTHEAST ¼ A DISTANCE OF 1932.62 FEET TO A POINT ON THE NORTH LINE OF THE SOUTH 722.08 FEET OF THE NORTH ½ OF SAID SECTION 26; THENCE RUN SOUTH 88°06'07" WEST ALONG SAID NORTH LINE 3069.98 FEET TO THE EASTERLY RIGHT OF WAY LINE OF U.S. HIGHWAY 27 PER STATE ROAD MAP #11200-2509 DATED 9-68 FILED IN THE DISTRICT FIVE OFFICE, FLORIDA DEPARTMENT OF TRANSPORTATION, DELAND, FLORIDA; THENCE RUN NORTH 22°18'00" WEST ALONG SAID EASTERLY LINE 42.68 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE ALONG SAID EASTERLY RIGHT OF WAY LINE THE FOLLOWING COURSE AND DISTANCE NORTH 22°18'00" WEST 256.01 FEET; NORTH 67°42'00" EAST, 298.98 FEET; THENCE RUN SOUTH 22°14'08" EAST, 364.23 FEET TO A POINT ON THE NORTH RIGHT OF WAY OF GLENBROOK BOULEVARD AND A CURVE CONCAVE NORTHERLY HAVING A RADIUS OF 250.00 FEET; THENCE RUN WESTERLY ALONG THE ARC OF SAID CURVE, THROUGH A CENTRAL ANGLE OF 08°20'40", 36.42 FEET; TO THE POINT OF TANGENCY; THENCE RUN SOUTH 88°06'07" WEST ALONG A LINE LYING 40.00 FEET NORTHERLY OF AND PARALLEL TO (WHEN MEASURED AT RIGHT ANGLES TO) SAID NORTH LINE OF THE SOUTH 722.08 FEET A DISTANCE OF 281.28 FEET TO THE POINT OF BEGINNING.

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EASEMENT 4-A:

TOGETHER WITH A NON-EXCLUSIVE EASEMENT FOR INGRESS AND EGRESS OVER, UPON AND ACROSS THE FOLLOWING DESCRIBED PARCEL, AS CREATED BY THAT CERTAIN DECLARATION OF COVENANTS, CONDITIONS, RESTRICTIONS AND EASEMENTS FOR GLENBROOK COMMERCIAL PROPERTY, RECORDED IN OFFICIAL RECORDS BOOK 2480, PAGE 708, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA:

A TRACT OF LAND LYING IN SECTION 26, TOWNSHIP 24 SOUTH, RANGE 26 EAST, LAKE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHEAST CORNER OF THE NORTHEAST ¼ OF SECTION 26, TOWNSHIP 24 SOUTH, RANGE 26 EAST, LAKE COUNTY, FLORIDA, RUN SOUTH 01°43'17" EAST ALONG THE EAST LINE OF SAID NORTHEAST ¼ A DISTANCE OF 1932.62 FEET TO A POINT ON THE NORTH LINE OF THE SOUTH 722.08 FEET OF THE NORTH ½ OF SAID SECTION 26; THENCE RUN SOUTH 88°06'07" WEST ALONG SAID NORTH LINE 3069.98 FEET TO THE EASTERLY RIGHT OF WAY LINE OF U.S. HIGHWAY 27 PER STATE ROAD MAP #11200-2509 DATED 9-68 FILED IN THE DISTRICT FIVE OFFICE, FLORIDA DEPARTMENT OF TRANSPORTATION, DELAND, FLORIDA; THENCE RUN NORTH 22°18'00" WEST ALONG SAID EASTERLY LINE 42.68 FEET TO THE NORTH RIGHT OF WAY OF GLENBROOK BOULEVARD; THENCE CONTINUE ALONG SAID EASTERLY RIGHT OF WAY LINE THE FOLLOWING COURSES AND DISTANCES; NORTH 22°18'00" WEST 304.59 FEET; THENCE NORTH 67°42'00" EAST, 5.00 FEET; THENCE NORTH 22°18'00" WEST 129.08 FEET, TO THE POINT OF BEGINNING; THENCE DEPARTING SAID EASTERLY RIGHT OF WAY LINE RUN NORTH 67°42'00" EAST, 294.18 FEET; THENCE SOUTH 22°14'08" EAST, 541.89 FEET TO THE NORTH RIGHT OF WAY LINE OF GLENBROOK BOULEVARD AND A CURVE CONCAVE NORTHERLY HAVING A RADIUS OF 250.00 FEET; THENCE RUN EASTERLY ALONG THE ARC OF SAID CURVE, THROUGH A CENTRAL ANGLE OF 03°58'39", 17.36 FEET, TO A POINT OF TANGENCY; THENCE RUN NORTH 75°46'39" EAST, 23.14 FEET; THENCE RUN NORTH 22°14'08" WEST, 598.18 FEET; THENCE RUN SOUTH 67°42'00" WEST, 334.24 FEET TO SAID EASTERLY RIGHT OF WAY LINE OF U. S. HIGHWAY 27; THENCE RUN SOUTH 22°18'00" EAST ALONG SAID RIGHT OF WAY LINE 50.00 FEET TO THE POINT OF BEGINNING.

EASEMENT 4-B:

FURTHER TOGETHER WITH A NON-EXCLUSIVE EASEMENT FOR SANITARY SEWER OVER, UPON AND ACROSS THE FOLLOWING DESCRIBED PARCEL AS CREATED BY THAT CERTAIN GRANT OF NON-EXCLUSIVE SEWER EASEMENT RECORDED IN OFFICIAL RECORDS BOOK 2480, PAGE 790, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA:

COMMENCE AT THE INTERSECTION OF THE EAST RIGHT-OF-WAY LINE OF U.S. HIGHWAY NO. 27 AND THE NORTH RIGHT-OF-WAY OF GLENBROOK BOULEVARD; THENCE RUN ALONG SAID NORTH RIGHT-OF-WAY NORTH 88 DEGREES 06 MINUTES 07 SECONDS EAST, 281.28 FEET TO A POINT OF CURVATURE OF A CURVE CONCAVE TO THE NORTH; THENCE RUN ALONG SAID CURVE HAVING A RADIUS OF 250.00 FEET, A DELTA OF 12 DEGREES 19 MINUTES 28 SECONDS, AN ARC DISTANCE OF 53.78 FEET TO A POINT OF TANGENCY; THENCE CONTINUE ALONG SAID RIGHT-OF-WAY NORTH 75 DEGREES 42 MINUTES 48 SECONDS EAST, 94.29 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE NORTH 75 DEGREES 42 MINUTES 48 SECONDS EAST, 22.03 FEET; THENCE NORTH 39 DEGREES 04 MINUTES 04 SECONDS WEST, 33.03 FEET; THENCE SOUTH 86 DEGREES 11 MINUTES 59 SECONDS WEST, 87.25 FEET; THENCE NORTH 22 DEGREES 14 MINUTES 08 SECONDS WEST, 362.73 FEET; THENCE SOUTH 67 DEGREES 45 MINUTES 52 SECONDS WEST, 40.00 FEET; THENCE SOUTH 22 DEGREES 14 MINUTES 08 SECONDS EAST, 20.00 FEET; THENCE NORTH 67 DEGREES 45 MINUTES 52 SECONDS EAST, 20.00 FEET; THENCE SOUTH 22 DEGREES 14 MINUTES 08 SECONDS EAST, 137.00 FEET; THENCE SOUTH 67 DEGREES 45 MINUTES 52 SECONDS WEST, 20.00 FEET; THENCE SOUTH 22 DEGREES 14 MINUTES 08 SECONDS EAST, 20.00 FEET; THENCE NORTH 67 DEGREES 45 MINUTES 52 SECONDS EAST, 20.00 FEET; THENCE SOUTH 22 DEGREES 14 MINUTES 08 SECONDS EAST, 200.10 FEET; THENCE NORTH 86 DEGREES 11 MINUTES 59 SECONDS EAST, 91.29 FEET;

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THENCE SOUTH 39 DEGREES 04 MINUTES 04 SECONDS EAST, 13.45 FEET, TO SAID NORTH RIGHT-OF-WAY LINE AND THE POINT OF BEGINNING.

PARCEL 5:

A PORTION OF TRACT 16, LAKE HIGHLANDS COMPANY, AS RECORDED IN PLAT BOOK 2, PAGE 28, PUBLIC RECORDS OF LAKE COUNTY; FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE A THE NORTHEAST CORNER OF SECTION 28, TOWNSHIP 22, RANGE 26 EAST; THENCE S 01 DEGREES, 06 MINUTES, 36 SECONDS W, ALONG THE EAST LINE OF SAID SECTION 28, A DISTANCE OF 664.22 FEET; THENCE S 89 DEGREES 47 MINUTES 22 SECONDS W A DISTANCE OF 45.00 FEET TO THE WEST RIGHT OF WAY LINE OF HANCOCK ROAD; THENCE S 01 DEGREES 06 MINUTES 21 SECONDS W ALONG SAID WEST RIGHT OF WAY LINE, A DISTANCE OF 177.56 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE S 01 DEGREES 06 MINUTES 21 SECONDS W, ALONG SAID WEST RIGHT OF WAY, A DISTANCE OF 324.00 FEET TO THE NORTH RIGHT OF WAY LINE OF STATE ROAD NUMBER 50; THENCE N 89 DEGREES 11 MINUTES 40 SECONDS W, ALONG SAID NORTH RIGHT OF WAY LINE, A DISTANCE OF 258.78 FEET; THENCE N 00 DEGREES 48 MINUTES 20 SECONDS E, A DISTANCE OF 324.00 FEET; THENCE S 89 DEGREES, 11 MINUTES 40 SECONDS E A DISTANCE OF 260.48 FEET TO THE POINT OF BEGINNING.

EASEMENT 5-A:

TOGETHER WITH EASEMENTS FOR INGRESS AND EGRESS, DRAINAGE, UTILITIES, SEWAGE AND OTHER EASEMENTS OVER THE COMMON AREAS (AS SUCH TERM IS DEFINED IN THE REA), AND INGRESS EGRESS EASEMENT OVER THE DRIVEWAY (AS SUCH TERM IS DEFINED IN THE REA), AS SET FORTH IN AND GRANTED BY RECIPROCAL EASEMENT AGREEMENT WITH COVENANTS AND RESTRICTIONS (HEREIN THE "REA") RECORDED NOVEMBER 18, 2002, IN O.R. BOOK 2209, PAGE 835, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA.

THE DRIVEWAY EASEMENT PARCEL IS DESCRIBED AS FOLLOWS:

A PORTION OF TRACT 16, LAKE HIGHLANDS COMPANY, AS RECORDED IN PLAT BOOK 2, PAGE 28, PUBLIC RECORDS OF LAKE COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE NORTHEAST CORNER OF SECTION 28, TOWNSHIP 22, RANGE 26 EAST; THENCE S 01 DEGREES, 06 MINUTES, 36 SECONDS W, ALONG THE EAST LINE OF SAID SECTION 28, A DISTANCE OF 664.22 FEET; THENCE S 89 DEGREES 47 MINUTES 22 SECONDS W A DISTANCE OF 45.00 FEET TO THE WEST RIGHT OF WAY LINE OF HANCOCK ROAD; THENCE S 01 DEGREES 06 MINUTES 21 SECONDS W ALONG SAID WEST RIGHT OF WAY LINE, A DISTANCE OF 219.56 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE S 01 DEGREES 06 MINUTES 21 SECONDS W, ALONG SAID WEST RIGHT OF WAY LINE A DISTANCE OF 27.00 FEET; THENCE N 89 DEGREES 11 MINUTES 40 SECONDS W A DISTANCE OF 260.12 FEET; THENCE S 00 DEGREES 48 MINUTES 20 SECONDS W A DISTANCE OF 255.00 FEET TO THE NORTH RIGHT OF WAY LINE OF STATE ROAD NUMBER 50; THENCE N 89 DEGREES 11 MINUTES 40 SECONDS W, ALONG SAID NORTH RIGHT OF WAY LINE, A DISTANCE OF 24.0 FEET; THENCE N 00 DEGREES 48 MINUTES 20 SECONDS E A DISTANCE OF 496.49 FEET; THENCE N 89 DEGREES 47 MINUTES 22 SECONDS E A DISTANCE OF 24.0 FEET; THENCE S 00 DEGREES 48 MINUTES 20 SECONDS W A DISTANCE OF 214.92 FEET; THENCE S 89 DEGREES 11 MINUTES 40 SECONDS E A DISTANCE OF 260.26 FEET TO THE POINT OF BEGINNING.

PARCEL 6:

COMMENCE AT A CONCRETE MONUMENT MARKING THE NORTHEAST CORNER OF SECTION 21 (ALSO THE NORTHWEST CORNER OF SECTION 22), TOWNSHIP 1 NORTH, RANGE 1 EAST, LEON COUNTY, FLORIDA, AND RUN SOUTH 89 DEGREES 55 MINUTES 05 SECONDS WEST ALONG THE SECTION LINE 2979.56 FEET TO THE SOUTHEASTERLY

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RIGHT-OF-WAY BOUNDARY OF COUNTY ROAD NO. 151 (CENTERVILLE ROAD); THENCE SOUTH 59 DEGREES 43 MINUTES 02 SECONDS WEST ALONG SAID SOUTHEASTERLY RIGHT-OF-WAY BOUNDARY 7.78 FEET TO THE OLD EASTERLY RIGHT-OF-WAY BOUNDARY OF STATE ROAD NO. 261 (CAPITAL CIRCLE), SAID POINT ALSO LYING ON A POINT OF CURVE CONCAVE TO THE NORTHEASTERLY; THENCE SOUTHEASTERLY ALONG SAID RIGHT-OF-WAY CURVE WITH A RADIUS OF 2816.49 FEET, THROUGH A CENTRAL ANGLE OF 32 DEGREES 05 MINUTES 13 SECONDS, FOR AN ARC DISTANCE OF 1577.30 FEET (THE CHORD OF SAID ARC BEING SOUTH 25 DEGREES 38 MINUTES 23 SECONDS EAST 1556.77 FEET); THENCE SOUTH 41 DEGREES 41 MINUTES 00 SECONDS EAST ALONG SAID RIGHT-OF-WAY BOUNDARY 896.48 FEET TO A POINT OF CURVE TO THE RIGHT; THENCE ALONG SAID RIGHT-OF-WAY CURVE WITH A RADIUS OF 2343.12 FEET, THROUGH A CENTRAL ANGLE OF 18 DEGREES 36 MINUTES 50 SECONDS, FOR AN ARC DISTANCE OF 761.21 FEET (THE CHORD OF SAID ARC BEING SOUTH 32 DEGREES 28 MINUTES 40 SECONDS EAST 757.87 FEET) TO A CONCRETE MONUMENT #1254; THENCE LEAVING SAID OLD RIGHT-OF-WAY BOUNDARY RUN NORTH 51 DEGREES 58 MINUTES 58 SECONDS EAST 23.57 FEET TO AN IRON PIN LB #732 LYING ON THE NEW RIGHT-OF-WAY BOUNDARY OF STATE ROAD NO. 261 (CAPITAL CIRCLE); THENCE SOUTH 19 DEGREES 21 MINUTES 20 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 92.10 FEET TO A CONCRETE MONUMENT LB #732 FOR THE POINT OF BEGINNING. FROM SAID POINT OF BEGINNING CONTINUE SOUTH 19 DEGREES 21 MINUTES 20 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 190.53 FEET TO A CONCRETE MONUMENT LB#732; THENCE SOUTH 68 DEGREES 06 MINUTES 40 SECONDS EAST ALONG SAID RIGHT-OF-WAY 46.04 FEET TO A CONCRETE MONUMENT LB#732 LYING ON THE NEW NORTHWESTERLY RIGHT-OF-WAY OF MICCOSUKEE ROAD, THENCE NORTH 52 DEGREES 38 MINUTES 51 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 237.75 FEET TO A CONCRETE MONUMENT LB#732; THENCE SOUTH 15 DEGREES 57 MINUTES 29 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 3.51 FEET TO A CONCRETE MONUMENT LB#732; THENCE NORTH 53 DEGREES 24 MINUTES 25 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 18.62 FEET TO A CONCRETE MONUMENT LB#732; THENCE NORTH 47 DEGREES 55 MINUTES 36 SECONDS EAST ALONG SAID RIGHT-OF-WAY A DISTANCE OF 41.26 FEET TO A CONCRETE MONUMENT LB#732; THENCE LEAVING SAID RIGHT-OF-WAY BOUNDARY RUN NORTH 38 DEGREES 01 MINUTE 02 SECONDS WEST 223.90 FEET; THENCE SOUTH 51 DEGREES 58 MINUTES 58 SECONDS WEST 258.30 FEET TO THE POINT OF BEGINNING.

EASEMENT 6-A:

TOGETHER WITH EASEMENTS FOR ACCESS, INGRESS, EGRESS AND STORMWATER DRAINAGE OVER THOSE CERTAIN PROPERTIES DESCRIBED IN AND AS SET FORTH IN THAT CERTAIN DEDICATION OF EASEMENTS FOR INGRESS, EGRESS, ACCESS, DRAINAGE AND COVENANT FOR MAINTENANCE RESPONSIBILITIES, RECORDED IN O.R. BOOK 1336, PAGE 455, PUBLIC RECORDS OF LEON COUNTY, FLORIDA.

EASEMENT 6-B:

ALSO TOGETHER WITH EASEMENTS FOR ACCESS, INGRESS, EGRESS AND STORMWATER DRAINAGE OVER THOSE PROPERTIES DESCRIBED IN AND AS SET FORTH IN THAT CERTAIN EASEMENT AGREEMENT BETWEEN CAPITAL CIRCLE PARTNERS AND CNL RETAIL JOINT VENTURE, RECORDED IN O.R. BOOK 1833, PAGE 2097, PUBLIC RECORDS OF LEON COUNTY, FLORIDA.

EASEMENT 6-C:

ALSO TOGETHER WITH EASEMENTS FOR ACCESS, INGRESS AND EGRESS AND RIGHTS OF CAPACITY TO THE STORMWATER MANAGEMENT FACILITY DESCRIBED IN AND AS SET FORTH IN THAT CERTAIN STORMWATER DRAINAGE AGREEMENT, RECORDED IN O.R. BOOK 1833, PAGE 2089, PUBLIC RECORDS OF LEON COUNTY, FLORIDA.

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PARCEL 7:

A PORTION OF THE NORTHEAST 1/4 OF SECTION 29, TOWNSHIP 19 SOUTH, RANGE 30 EAST, SEMINOLE COUNTY, FLORIDA, MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF THE NORTHEAST 1/4 OF SAID SECTION 29; RUN THENCE SOUTH 89°45'37" WEST ALONG THE NORTH LINE OF THE SOUTHEAST 1/4 OF SAID SECTION 29 A DISTANCE OF 125.00 FEET TO A POINT ON THE WEST RIGHT-OF-WAY LINE OF RINEHART ROAD; THENCE RUN NORTH 00°17'08" WEST ALONG SAID WEST RIGHT-OF-WAY LINE A DISTANCE OF 807.15 FEET FOR A POINT OF BEGINNING; THENCE RUN SOUTH 89°42'52" WEST A DISTANCE OF 210.00 FEET; THENCE RUN NORTH 00°17'08" WEST A DISTANCE OF 286.00 FEET TO A POINT ON THE SOUTH RIGHT-OF-WAY LINE OF STATE ROAD NUMBER 46; THENCE RUN NORTH 89°42'52" EAST ALONG SAID SOUTH RIGHT-OF-WAY LINE A DISTANCE OF 185.00 FEET TO A POINT OF CURVATURE OF A CURVE CONCAVE SOUTHWESTERLY HAVING A RADIUS OF 25.00 FEET; THENCE RUN SOUTHEASTERLY ALONG THE ARC OF SAID CURVE, THROUGH A CENTRAL ANGLE OF 90°00'00", A DISTANCE OF 39.27 FEET TO A POINT ON SAID WEST RIGHT-OF-WAY LINE; THENCE RUN SOUTH 00°17'08" EAST ALONG SAID WEST RIGHT-OF-WAY LINE A DISTANCE OF 261.00 FEET TO THE POINT OF BEGINNING.

EASEMENT 7-A:

TOGETHER WITH ALL RIGHT, TITLE AND INTEREST IN AND TO THAT CERTAIN PERPETUAL, NON-EXCLUSIVE EASEMENT FOR PEDESTRIAN AND VEHICULAR INGRESS, EGRESS, AND THAT CERTAIN ACCESS AND UTILITY EASEMENT AND ALL OTHER BENEFICIAL EASEMENTS CREATED PURSUANT TO AGREEMENT REGARINDG EASEMENTS AND RESTRICTIVE COVENANTS EXECUTED BETWEEN SEMBLER/BOOS SANFORD PARTNERSHIP AND HAROLD G. HARTSOCK, TRUSTEE OF THE SEMINOLE FARM TRUST IV, DATED DECEMBER 18, 1998 AND RECORDED DECEMBER 28, 1998, IN O.R. BOOK 3561, PAGE 116, PUBLIC RECORDS OF SEMINOLE COUNTY, FLORIDA, OVER THE PROPERTY DESCRIBED IN EXHIBIT C-1 AND EXHIBIT C-3 THEREIN.

EASEMENT 7-B

ALSO TOGETHER WITH ALL RIGHT, TITLE AND INTEREST IN AND TO THOSE CERTAIN ACCESS EASEMENTS CREATED PURSUANT TO AGREEMENT TO GRANT RECIPROCAL ACCESS EASEMENTS RECORDED JANUARY 10, 1996 IN O.R. BOOK 2870, PAGE 21; RECIPROCAL ACCESS EASEMENT AGREEMENT RECORDED AUGUST 14, 1996 IN O.R. BOOK 3116, PAGE 520 AND FIRST AMENDMENT TO RECIPROCAL ACCESS EASEMENT AGREEMENT RECORDED SEPTEMBER 26, 1996, IN O.R. BOOK 3135, PAGE 1089, ALL OF THE PUBLIC RECORDS OF SEMINOLE COUINTY, FLORIDA.

EASEMENT 7-C:

ALSO TOGETHER WITH NON-EXCLUSIVE EASEMENTS FOR THE BENEFIT OF PARCEL 7 AS CREATED BY SHARED SEWER LIFT STATION AND UTILITY EASEMENT AGREEMENT WITH COVENANTS RECORDED OCTOBER 20, 1999, IN O.R. BOOK 3743, PAGE 181, PUBLIC RECORDS OF SEMINOLE COUNTY, FLORIDA, FOR THE PURPOSES DESCRIBED IN PARAGRAPH NO. 2 THEREIN, OVER, UNDER AND ACROSS THE LAND DESCRIBED THEREIN.

PARCEL 8:

A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCE AT THE SOUTHEAST CORNER OF SAID TRACT Q, ALSO BEING THE WEST RIGHT OF WAY OF INTERSTATE 95, AND RUN S 89 DEGREES 48 MINUTES 00 SECONDS W, ALONG THE SOUTH LINE OF TRACT Q, A DISTANCE OF 1572.45 FEET TO THE EAST RIGHT OF WAY LINE OF SAN FILIPPO DRIVE; THENCE RUN N 0 DEGREES 45 MINUTES 08 SECONDS W, ALONG SAID EAST RIGHT OF WAY LINE, A DISTANCE OF 512.02 FEET TO THE POINT OF BEGINNING OF THE HEREIN

DESCRIBED PARCEL; THENCE CONTINUE N 0 DEGREES 45 MINUTES 08 SECONDS W A DISTANCE OF 319.30 FEET TO THE SOUTHERLY RIGHT OF WAY LINE OF MALABAR ROAD, AS IT PRESENTLY EXISTS; THENCE RUN N 54 DEGREES 32 MINUTES 45 SECONDS E A DISTANCE OF 42.55 FEET; THENCE RUN S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 175.34 FEET; THENCE DEPARTING THE SOUTHERLY RIGHT OF WAY LINE OF SAID MALABAR ROAD RUN S 0 DEGREES 36 MINUTES 52 SECONDS E A DISTANCE OF 303.60 FEET; THENCE RUN N 89 DEGREES 14 MINUTES 38 SECONDS E A DISTANCE OF 149.50 FEET; THENCE RUN S 0 DEGREES 31 MINUTES 04 SECONDS W A DISTANCE OF 34.30 FEET; THENCE RUN N 89 DEGREES 28 MINUTES 56 SECONDS W A DISTANCE OF 101.50 FEET; THENCE RUN S 85 DEGREES 32 MINUTES 59 SECONDS W A DISTANCE OF 111.98 FEET; THENCE RUN N 89 DEGREES 28 MINUTES 56 SECONDS W A DISTANCE OF 145.10 FEET TO THE POINT OF BEGINNING.

LESS AND EXCEPT A PARCEL OF LAND LYING IN THE NORTHWEST 1/4 OF SECTION 4, TOWNSHIP 29 SOUTH, RANGE 37 EAST, BEING A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, ACCORDING TO THE PLAT THEREOF, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCE AT THE SOUTHEAST CORNER OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, ACCORDING TO THE PLAT THEREOF, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, SAID POINT ALSO BEING THE INTERSECTION OF THE WESTERLY RIGHT-OF-WAY LINE OF INTERSTATE HIGHWAY 95 AND THE NORTHERLY RIGHT-OF-WAY LINE OF COMMUNITY COLLEGE PARKWAY (A 100 FOOT WIDE RIGHT-OF-WAY PLATTED AS GRASSLAND ROAD); THENCE ALONG THE SOUTHERLY LINE OF AFORESAID TRACT Q AND THE NORTHERLY RIGHT-OF-WAY LINE OF SAID COMMUNITY COLLEGE PARKWAY, SOUTH 89°48'00" WEST, A DISTANCE OF 1572.45 FEET TO THE EASTERLY RIGHT-OF-WAY LINE OF SAN FILIPPO DRIVE (A 125 FOOT WIDE RIGHT-OF-WAY PLATTED AS FILIPPO DRIVE); THENCE ALONG THE AFORESAID RIGHT-OF-WAY LINE OF SAN FILIPPO DRIVE, NORTH 00°45'08" WEST A DISTANCE OF 512.02 FEET TO THE POINT OF BEGINNING; THENCE CONTINUE ALONG AFORESAID RIGHT-OF-WAY LINE, NORTH 00°45'08" WEST A DISTANCE OF 13.64 FEET; THENCE DEPARTING AFORESAID RIGHT-OF-WAY LINE, NORTH 89°48'00" EAST A DISTANCE OF 358.49 FEET; THENCE SOUTH 00°31'04" WEST A DISTANCE OF 8.43 FEET; THENCE NORTH 89°28'56" WEST A DISTANCE OF 101.50 FEET; THENCE SOUTH 85°32'59" WEST A DISTANCE OF 111.98 FEET; THENCE NORTH 89°28'56" WEST A DISTANCE OF 145.10 FEET TO AN INTERSECTION WITH SAID EAST RIGHT-OF-WAY LINE AND THE POINT OF BEGINNING.

TOGETHER WITH INTEREST IN THE APPURTENANT EASEMENTS DESCRIBED AS FOLLOWS:

EASEMENT 8-A: (INGRESS/EGRESS, DRAINAGE AND UTILITY EASEMENT AS DESCRIBED IN EASEMENT AND MAINTENANCE AGREEMENT DATED JULY 17, 1998, RECORDED AUGUST 4, 1998 IN O.R. BOOK 3877, PAGE 3665 AND RE-RECORDED SEPTEMBER 16, 1998 IN O.R. BOOK 3897, PAGE 1468, BOTH IN THE PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA)

A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCE AT THE SOUTHEAST CORNER OF SAID TRACT Q, ALSO BEING THE WEST RIGHT OF WAY OF INTERSTATE 95, AND RUN S 89 DEGREES 48 MINUTES 00 SECONDS W, ALONG THE SOUTH LINE OF TRACT Q, A DISTANCE OF 1572.45 FEET TO THE EAST RIGHT OF WAY LINE OF SAN FILIPPO DRIVE; THENCE RUN N 0 DEGREES 45 MINUTES 08 SECONDS W, ALONG SAID EAST RIGHT OF WAY LINE, A DISTANCE OF 389.32 FEET TO THE POINT OF BEGINNING OF THE HEREIN DESCRIBED PARCEL; THENCE CONTINUE N 0 DEGREES 45 MINUTES 08 SECONDS W A DISTANCE OF 50.0 FEET; THENCE RUN S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 55.0 FEET; THENCE RUN S 0 DEGREES 45 MINUTES 08 SECONDS E A

DISTANCE OF 50.0 FEET; THENCE RUN N 89 DEGREES 28 MINUTES 56 SECONDS W A DISTANCE OF 55.0 FEET TO THE POINT OF BEGINNING.

EASEMENT 8-B: (INGRESS/EGRESS, DRAINAGE AND UTILITY EASEMENT AS DESCRIBED IN EASEMENT AND MAINTENANCE AGREEMENT DATED JULY 17, 1998, RECORDED AUGUST 4, 1998 IN O.R. BOOK 3877, PAGE 3665 AND RE-RECORDED SEPTEMBER 16, 1998 IN O.R. BOOK 3897, PAGE 1468, BOTH IN THE PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA)

A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCE AT THE SOUTHEAST CORNER OF SAID TRACT Q, ALSO BEING THE WEST RIGHT OF WAY OF INTERSTATE 95, AND RUN S 89 DEGREES 48 MINUTES 00 SECONDS W, ALONG THE SOUTH LINE OF TRACT Q, A DISTANCE OF 1572.45 FEET TO THE EAST RIGHT OF WAY LINE OF SAN FILIPPO DRIVE; THENCE RUN N 0 DEGREES 45 MINUTES 08 SECONDS W, ALONG SAID EAST RIGHT OF WAY LINE, A DISTANCE OF 439.32 FEET; THENCE RUN S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 356.55 FEET; THENCE RUN N 0 DEGREES 31 MINUTES 04 SECONDS E A DISTANCE OF 82.38 FEET TO THE POINT OF BEGINNING OF THE HEREIN DESCRIBED PARCEL; THENCE CONTINUE N 0 DEGREES 31 MINUTES 04 SECONDS E A DISTANCE OF 126.0 FEET TO THE SOUTHERLY RIGHT OF WAY LINE OF MALABAR ROAD; THENCE RUN S 88 DEGREES 40 MINUTES 29 SECONDS E, ALONG SAID SOUTH RIGHT OF WAY LINE, A DISTANCE OF 59.54 FEET; THENCE RUN S 01 DEGREES 19 MINUTES 31 SECONDS W A DISTANCE OF 6.88 FEET; THENCE RUN S 15 DEGREES 16 MINUTES 31 SECONDS W A DISTANCE OF 37.01 FEET; THENCE RUN S 0 DEGREES 31 MINUTES 04 SECONDS W A DISTANCE OF 82.52 FEET; THENCE RUN N 89 DEGREES 28 MINUTES 56 SECONDS W A DISTANCE OF 50.01 FEET TO THE POINT OF BEGINNING.

EASEMENT 8-C: (INGRESS/EGRESS, CROSS ACCESS, DRAINAGE, UTILITY & LANDSCAPE EASEMENT AS DESCRIBED IN DECLARATION AND GRANT OF EASEMENTS, COVENANTS, CONDITIONS AND RESTRICTIONS DATED JULY 28, 1998, RECORDED AUGUST 4, 1998 IN O.R. BOOK 3877, PAGE 3734, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA)

A PORTION OF TRACT Q, PORT MALABAR UNIT FIFTY-SEVEN, AS RECORDED IN PLAT BOOK 30, PAGE 67, PUBLIC RECORDS OF BREVARD COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS: COMMENCE AT THE SOUTHEAST CORNER OF SAID TRACT Q, ALSO BEING THE WEST RIGHT OF WAY OF INTERSTATE 95, AND RUN S 89 DEGREES 48 MINUTES 00 SECONDS W, ALONG THE SOUTH LINE OF TRACT Q, A DISTANCE OF 1572.45 FEET TO THE EAST RIGHT OF WAY LINE OF SAN FILIPPO DRIVE; THENCE RUN N 0 DEGREES 45 MINUTES 08 SECONDS W, ALONG SAID EAST RIGHT OF WAY LINE, A DISTANCE OF 831.32 FEET TO THE SOUTHERLY RIGHT OF WAY LINE OF MALABAR ROAD, AS IT PRESENTLY EXISTS; THENCE RUN N 54 DEGREES 32 MINUTES 45 SECONDS E A DISTANCE OF 42.55 FEET; THENCE RUN S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 175.34 FEET TO THE POINT OF BEGINNING OF THE HEREIN DESCRIBED PARCEL; THENCE CONTINUE S 89 DEGREES 28 MINUTES 56 SECONDS E A DISTANCE OF 12.73 FEET; THENCE RUN S 0 DEGREES 45 MINUTES 08 SECONDS E A DISTANCE OF 302.32 FEET; THENCE RUN N 89 DEGREES 14 MINUTES 38 SECONDS E A DISTANCE OF 109.46 FEET; THENCE RUN N 44 DEGREES 40 MINUTES 33 SECONDS E A DISTANCE OF 38.20 FEET; THENCE RUN S 0 DEGREES 31 MINUTES 04 SECONDS W A DISTANCE OF 27.81 FEET; THENCE RUN S 89 DEGREES 14 MINUTES 38 SECONDS W A DISTANCE OF 149.50 FEET: THENCE RUN N 0 DEGREES 36 MINUTES 52 SECONDS W A DISTANCE OF 303.60 FEET TO THE POINT OF BEGINNING.

PARCEL 9:

LOT 5, SHADY OAKS PLAZA, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 10, PAGE 58, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

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EASEMENT 9-A:

TOGETHER WITH THOSE CERTAIN PERPETUAL, NON-EXCLUSIVE EASEMENT FOR PEDESTRIAN AND VEHICULAR INGRESS AND EGRESS CREATED PURSUANT TO THAT CERTAIN EASEMENT AGREEMENT RECORDED IN O.R. BOOK 1241, PAGE 676 AND IN O.R. BOOK 1252, PAGE 2621, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-B:

ALSO TOGETHER WITH PERPETUAL, NON-EXCLUSIVE EASEMENT FOR PEDESTRIAN AND VEHICULAR INGRESS AND EGRESS AND FOR STORMWATER DRAINAGE AS CREATED PURSUANT TO THAT CERTAIN CROSS ACCESS AND STORM WATER DRAINAGE RECIPROCAL EASEMENT AGREEMENT RECORDED IN O.R. BOOK 1294, PAGE 2396, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-C:

ALSO TOGETHER WITH PRIVATE DRIVEWAY AND UTILITY EASEMENTS CREATED BY THE PLAT OF SHADY OAKS PLAZA RECORDED IN PLAT BOOK 10, PAGE 58, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-D:

ALSO TOGETHER WITH EASEMENTS FOR PEDESTRIAN AND VEHICULAR INGRESS AND EGRESS AND STORMWATER DRAINAGE CREATED PURSUANT TO THAT CERTAIN COVENANTS AND RESTRICTIONS OF SHADY OAKS PLAZA RECORDED IN O.R. BOOK 1464, PAGE 163, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

EASEMENT 9-E:

ALSO TOGETHER WITH PERPETUAL, NON-EXCLUSIVE EASEMENT FOR PEDESTRIAN AND VEHICULAR INGRESS AND EGRESS CREATED PURSUANT TO THAT CERTAIN EASEMENT AGREEMENT RECORDED IN O.R. BOOK 1464, PAGE 174, PUBLIC RECORDS OF OSCEOLA COUNTY, FLORIDA.

PARCEL 10:

A PORTION OF TRACT "A" OF UNIT NO.1 VAN BERGEN & HENDRY'S ADDITION TO ROSELAND, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 3, PAGE 39, PUBLIC RECORDS OF INDIAN RIVER COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

BEGIN AT THE NORTHEAST CORNER OF SAID TRACT "A"; THENCE RUN SOUTH 47 DEGREES 51'44" EAST ALONG THE EAST LINE OF SAID TRACT "A" FOR A DISTANCE OF 364.00 FEET TO A POINT; THENCE RUN SOUTH 41 DEGREES 43'08" WEST FOR A DISTANCE OF 315.08 FEET TO A POINT ON THE EAST RIGHT-OF-WAY LINE OF U.S. HIGHWAY NO.1, SAID POINT LYING ON THE ARC OF A CIRCULAR CURVE CONCAVE TO THE NORTHEAST, THE CENTER WHICH BEARS NORTH 68 DEGREES 53'04" EAST FROM SAID POINT; THENCE RUN NORTHERLY ALONG THE ARC OF SAID CURVE, HAVING A RADIUS OF 11,459.20 FEET THROUGH A CENTRAL ANGLE OF 02 DEGREES 01'42" FOR AN ARC DISTANCE OF 405.69 FEET TO A POINT ON THE NORTH LINE OF SAID TRACT "A"; THENCE RUN NORTH 41 DEGREES 42'46" EAST ALONG THE NORTH LINE OF SAID TRACT "A" FOR A DISTANCE OF 138.60 FEET TO THE POINT OF BEGINNING.

LESS AND EXCEPT:

A PORTION OF TRACT "A", VAN BERGEN & HENDRY'S ADDITION TO ROSELAND, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 3, PAGE 39, PUBLIC RECORDS OF INDIAN RIVER COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHEAST CORNER OF SAID TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD; THENCE S41°34' 18"W ALONG THE NORTH LINE OF SAID TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD A

DISTANCE OF 112.82 FEET TO THE POINT OF BEGINNING; THENCE S10°23'04"W A DISTANCE OF 42.77 FEET TO THE POINT OF A NON TANGENT CURVE ON THE EAST RIGHT-OF-WAY LINE OF FEDERAL HIGHWAY NO.1; THENCE ALONG SAID EAST RIGHT-OF-WAY LINE OF FEDERAL HIGHWAY NO.1 ALONG A CURVE TO THE RIGHT, OF WHICH THE RADIUS POINT BEARS N69°08'05"E HAVING A DELTA OF 00°07'30", A RADIUS OF 11,459.20 FEET AND AN ARC LENGTH OF 25.00 FEET TO A POINT ON THE NORTH LINE OF TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD; THENCE N41°34'18"E ALONG THE NORTH LINE OF TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD A DISTANCE OF 25.00 FEET BACK TO THE POINT OF BEGINNING.

AND LESS AND EXCEPT THE FOLLOWING:

A PORTION OF "TRACT "A", VAN BERGEN AND HENDRY'S ADDITION TO ROSELAND, ACCORDING TO THE PLAT THEREOF AS RECORDED IN PLAT BOOK 3, PAGE 39 OF THE PUBLIC RECORDS OF INDIAN RIVER COUNTY, FLORIDA, BEING MORE FULLY DESCRIBED AS FOLLOWS:

BEGINNING AT THE NORTHEAST CORNER OF SAID TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD, SAID POINT BEING THE POINT OF BEGINNING; THENCE S41°34'18"W, ALONG THE NORTH LINE OF SAID TRACT "A" AND THE SOUTH RIGHT-OF-WAY LINE OF ROSELAND ROAD, A DISTANCE OF 25.00 FEET; THENCE N86°42'52"E, A DISTANCE OF 35.27 FEET TO A POINT ON THE WEST RIGHT-OF-WAY LINE OF AVENUE FIVE (NOT OPEN); THENCE N48°08'34"W, ALONG SAID WEST RIGHT-OF-WAY LINE OF AVENUE FIVE, A DISTANCE OF 25.00 FEET BACK TO THE POINT OF BEGINNING.

PARCEL 11:

A PORTION OF TRACT 4, SECTION 27, TOWNSHIP 33 SOUTH, RANGE 39 EAST, ACCORDING TO THE LAST GENERAL PLAT OF THE LANDS OF INDIAN RIVER FARMS COMPANY, ACCORDING TO THE PLAT THEREOF, AS FILED IN PLAT BOOK 2, PAGE 25, OF THE PUBLIC RECORDS OF ST. LUCIE COUNTY, FLORIDA, SITUATE, LYING AND BEING IN INDIAN RIVER COUNTY, FLORIDA, BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHWEST CORNER OF TRACT 4, SECTION 27, TOWNSHIP 33 SOUTH, RANGE 39 EAST, ACCORDING TO THE LAST GENERAL PLAT OF THE LANDS OF INDIAN RIVER FARMS COMPANY, ACCORDING TO THE PLAT THEREOF, AS FILED IN PLAT BOOK 2, PAGE 25; RUN SOUTH 89°37'26" EAST, ALONG THE NORTH LINE OF SAID TRACT 4, A DISTANCE OF 100.00 FEET; THENCE DEPARTING SAID NORTH LINE RUN SOUTH 00°18'23" WEST, ALONG THE EAST LINE OF THE WEST 100 FEET OF SAID TRACT 4, A DISTANCE OF 30 FEET TO THE SOUTH LINE OF INDIAN RIVER FARMS WATER CONTROL DISTRICT'S SUB-LATERAL B-7 CANAL (A 30 FOOT WIDE RIGHT-OF-WAY) AND THE POINT OF BEGINNING; FROM SAID POINT OF BEGINNING RUN SOUTH 89°37'26" EAST, ALONG SAID SOUTH LINE OF INDIAN RIVER FARMS WATER CONTROL DISTRICT'S SUB-LATERAL B-7 CANAL, A DISTANCE OF 222.68 FEET; THENCE DEPARTING SAID SOUTH LINE RUN SOUTH 00°22'34" WEST, A DISTANCE OF 302.50 FEET; THENCE RUN NORTH 89°37'26" WEST, A DISTANCE OF 222.31 FEET TO THE AFOREMENTIONED EAST LINE OF THE WEST 100 FEET OF TRACT 4; THENCE RUN NORTH 00°18'23" EAST, ALONG SAID EAST LINE, A DISTANCE OF 302.50 FEET TO THE AFOREMENTIONED SOUTH LINE OF THE INDIAN RIVER FARMS WATER CONTROL DISTRICT'S SUB-LATERAL B-7 CANAL AND THE POINT OF BEGINNING.

EASEMENT 11-A:

TOGETHER WITH NON-EXCLUSIVE EASEMENT RIGHT(S) AS CONTAINED IN THE DECLARATION OF EASEMENTS, COVENANTS AND RESTRICTIONS FOR SOUTH POINT SHOPPING CENTER RECORDED SEPTEMBER 16, 2003 IN O.R. BOOK 1638, PAGE 51, OF THE PUBLIC RECORDS OF INDIAN RIVER COUNTY, FLORIDA.

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PARCEL 12:

COMMENCE AT A CONCRETE MONUMENT MARKING THE NORTHEAST CORNER OF SECTION 21 (ALSO THE NORTHWEST CORNER OF SECTION 22), TOWNSHIP 1 NORTH, RANGE 1 EAST, LEON COUNTY, FLORIDA, AND RUN SOUTH 89 DEGREES 55 MINUTES 05 SECONDS WEST ALONG THE SECTION LINE 2979.56 FEET TO THE SOUTHEASTERLY RIGHT OF WAY BOUNDARY OF COUNTY ROAD NO. 151 (CENTERVILLE ROAD); THENCE SOUTH 59 DEGREES 43 MINUTES 02 SECONDS WEST ALONG SAID SOUTHEASTERLY RIGHT OF WAY BOUNDARY 7.78 FEET TO THE OLD EASTERLY RIGHT OF WAY BOUNDARY OF STATE ROAD NO. 261 (CAPITAL CIRCLE) SAID POINT LYING ON A CURVE CONCAVE TO THE NORTHEASTERLY; THENCE SOUTHEASTERLY ALONG SAID OLD RIGHT OF WAY AND CURVE WITH A RADIUS OF 2816.49 FEET, THROUGH A CENTRAL ANGLE OF 32 DEGREES 05 MINUTES 13 SECONDS, FOR AN ARC DISTANCE OF 1577.30 FEET (THE CHORD OF SAID ARC BEING SOUTH 25 DEGREES 38 MINUTES 23 SECONDS EAST 1556.77 FEET); THENCE SOUTH 41 DEGREES 41 MINUTES 00 SECONDS EAST ALONG SAID OLD RIGHT OF WAY BOUNDARY 896.48 FEET TO A POINT OF CURVE TO THE RIGHT; THENCE ALONG SAID OLD RIGHT OF WAY AND CURVE WITH A RADIUS OF 2343.12 FEET, THROUGH A CENTRAL ANGLE OF 18 DEGREES 36 MINUTES 50 SECONDS, FOR AN ARC DISTANCE OF 761.21 FEET (CHORD OF SAID ARC BEING SOUTH 32 DEGREES 28 MINUTES 40 SECONDS EAST 757.87 FEET); THENCE LEAVING SAID OLD EASTERLY RIGHT OF WAY BOUNDARY RUN THENCE NORTH 51 DEGREES 58 MINUTES 58 SECONDS EAST 23.57 FEET TO A SET 1/2 INCH DIAMETER IRON ROD AND CAP LB#0732 ON THE NEW EASTERLY RIGHT OF WAY OF SAID STATE ROAD 261, SAID POINT BEING THE POINT OF BEGINNING. FROM SAID POINT OF BEGINNING, THENCE LEAVING SAID RIGHT OF WAY RUN NORTH 51 DEGREES 58 MINUTES 58 SECONDS EAST 197.44 FEET TO A FOUND CONCRETE MONUMENT #LB732; THENCE NORTH 38 DEGREES 02 MINUTES 19 SECONDS WEST 219.51 FEET TO A FOUND 5/8 INCH IRON PIN AND CAP LS#6745; THENCE NORTH 51 DEGREES 39 MINUTES 56 SECONDS EAST 128.53 FEET TO A FOUND 1 INCH IRON PIPE; THENCE SOUTH 38 DEGREES 09 MINUTES 48 SECONDS EAST 366.30 FEET, TO A FOUND ONE HALF INCH IRON PIN & CAP #LB732; THENCE SOUTH 51 DEGREES 59 MINUTES 41 SECONDS WEST 98.02 FEET TO A FOUND ONE HALF INCH PIN #LB732; THENCE NORTH 38 DEGREES 01 MINUTES 02 SECONDS WEST 58.80 FEET TO A FOUND CONCRETE MONUMENT #LB732; THENCE SOUTH 51 DEGREES 58 MINUTES 58 SECONDS WEST 258.27 FEET TO A FOUND ONE HALF INCH IRON PIN ON THE SAID NEW EASTERLY RIGHT OF WAY OF SAID STATE ROAD NO. 261; THENCE NORTH 19 DEGREES 21 MINUTES 20 SECONDS WEST ALONG SAID RIGHT OF WAY 92.10 FEET TO THE POINT OF BEGINNING.

EASEMENT 12-A:

TOGETHER WITH THAT NON-EXCLUSIVE AND PERPETUAL EASEMENT FOR INGRESS, EGRESS AND SURFACE AND STORMWATER DRAINAGE AS SET FORTH IN THAT INSTRUMENT RECORDED IN O.R. BOOK 1336, PAGE 455, OF THE PUBLIC RECORDS OF LEON COUNTY, FLORIDA.

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EXHIBIT "C"

Ownership Structure

Parcel 1:   Indigo Development LLC, a Florida limited liability company

Parcel 2:   Indigo Development LLC, a Florida limited liability company

Parcel 3:   Indigo Development LLC, a Florida limited liability company

Parcel 4:   Indigo Development LLC, a Florida limited liability company (as to an undivided 25% interest); Consolidated-Tomoka Land Co., a Florida corporation(as to an undivided 31% interest); and Indigo Clermont LLC, a Florida limited liability company (as to an undivided 44% interest)

Parcel 5:   Indigo Development LLC, a Florida limited liability company (as to an undivided 64% interest); and Consolidated-Tomoka Land Co., a Florida corporation (as to an undivided 36% interest)

Parcel 6:   Indigo Development LLC, a Florida limited liability company

Parcel 7:   Indigo Development LLC, a Florida limited liability company (as to an undivided 25% interest); and Indigo Sanford LLC, a Florida limited liability company (as to an undivided 75% interest)

Parcel 8:   Indigo Development LLC, a Florida limited liability company (as to an undivided 70% interest); and Indigo Group Ltd., a Florida limited partnership (as to an undivided 30% interest)

Parcel 9:   Indigo Development LLC, a Florida limited liability company

Parcel 10:   Indigo Development LLC, a Florida limited liability company

Parcel 11:   Indigo Development LLC, a Florida limited liability company (as to an undivided 78% interest); and Consolidated-Tomoka Land Co., a Florida corporation (as to an undivided 22% interest)

Parcel 12:   Indigo Development LLC, a Florida limited liability company